newgold™

Management's Discussion and Analysis

For the year ended December 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the year ended December 31, 2022.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s consolidated financial statements for the years ended December 31, 2022 and 2021, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. Figures in some tables may not foot due to rounding. This MD&A has been prepared as at February 15, 2023. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OUR BUSINESS
New Gold Inc. is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”) and the New Afton Mine in Canada (“New Afton”). The Company also holds Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.
ENDNOTES
Note references throughout the document are to endnotes which can be found on page 72 of this MD&A.
USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting on page 29. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended December 31		Year ended December 31
	2022	2021	2022	2021	2020
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(1):
Produced(3)	97,824	111,574	347,054	418,933	437,617
Sold(3)	95,161	109,214	342,839	402,449	428,370
Gold (ounces):
Produced(3)	80,694	81,072	271,373	286,921	293,139
Sold(3)	78,507	78,745	269,147	277,451	291,877
Copper (millions of pounds):
Produced(3)	6.9	14.2	31.1	61.7	72.1
Sold(3)	6.8	14.2	30.2	58.4	68.0
Revenue(10)
Gold ($/ounce)	1,736	1,778	1,791	1,778	1,537
Copper ($/pound)	3.53	4.07	3.70	3.97	2.67
Average realized price(2)
Gold ($/ounce)	1,751	1,798	1,808	1,798	1,559
Copper ($/pound)	3.74	4.37	3.94	4.24	2.86
Operating expenses per gold eq. ounce sold ($/ounce) (10)	1,140	912	1,116	938	794
Depreciation and depletion per gold eq. ounce sold ($/ounce)(10)	551	469	572	489	454
Total cash costs per gold eq. ounce sold ($/ounce)(2)	1,167	965	1,150	991	840
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,668	1,355	1,818	1,463	1,389

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FINANCIAL HIGHLIGHTS

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021	2020
FINANCIAL INFORMATION
Revenue	162.8	202.6	604.4	745.5	643.4
Revenue less cost of goods sold	2.0	51.7	26.3	172.5	110.4
Net (loss) earnings	(16.9)	150.9	(66.8)	140.6	(79.3)
Adjusted net (loss) earnings(2)	(6.3)	24.7	(26.1)	82.9	19.2
Cash generated from operations	31.9	105.7	190.7	323.7	294.8
Cash generated from operations before changes in non-cash operating working capital(2)	44.3	92.9	181.6	322.7	278.6
Sustaining capital(2)	34.1	31.3	183.6	145.6	194.8
Growth capital(2)	37.1	26.9	109.2	101.7	89.4
Total mining interest capital expenditures	71.2	58.2	292.8	247.3	284.2
Total assets	2,243.5	2,476.8	2,243.5	2,476.8	2,250.1
Cash and cash equivalents	200.8	481.5	200.8	481.5	186.3
Long-term debt	394.9	491.0	394.9	491.0	489.2
Non-current liabilities excluding long-term debt	717.9	857.0	717.9	857.0	812.9
Share Data
Earnings (loss) per share
Basic ($)	(0.02)	0.22	(0.10)	0.21	(0.12)
Diluted ($)	(0.02)	0.22	(0.10)	0.21	(0.12)
Adjusted net (loss) earnings per basic share ($)(2)	(0.01)	0.04	(0.04)	0.12	0.03
Share price as at December 31 (TSX - Canadian dollars)	1.33	1.89	1.33	1.89	2.80
Weighted average outstanding shares (basic) (millions)	682.3	680.9	681.9	680.8	676.3

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SUSTAINABILITY AND ESG
Throughout the year, the Company continued to work on three key sustainability anchors: Environment, Indigenous Rights, and Community Engagement. Under such anchors, the Company has four sustainability focus areas: Water Management, Climate Action, Tailings Management and Indigenous Rights. New Gold continues to prioritize the health, safety and well-being of its people.

Health and Safety
Total recordable injury frequency rate ("TRIFR") was 0.95 for the year, a reduction of 45% compared to the prior year. In the fourth quarter, Rainy River achieved two consecutive months without a reportable injury.

In 2022, New Gold introduced and communicated a new Health and Safety culture across the organization to renew New Gold’s commitment to safety and further connect our employees/contractors in protecting the health, safety, and well-being of our people. The Health and Safety cultures' mantra is named “Courage to Care” and focuses on caring for the safety of oneself and others who may be affected by individual decisions or actions related to safety. The mantra is simply explained in three tagline descriptors, “We never compromise on safety”, “We look out for one another”, and “We stop work if it’s not safe”.

Environment
Water Management
In 2022, New Gold faced challenges due to heavy rainfall around the Fort Frances area in northwestern Ontario, impacting Rainy River. Throughout the challenges, the New Gold team remained in compliance with regulatory requirements, meaning there was no additional discharge to the environment. During the year, the Company continued to improve water governance structures to assess water risks, water balance, and overall water management activities at its operations.

Climate Action
Climate Action continued to be a priority for New Gold in 2022. During the year, the Company published its first Task Force on Climate-Related Financial Disclosure ("TCFD") Report outlining the Company’s climate strategy, governance, metrics and risks. The Company embarked on a feasibility project to assess opportunities for Scope 1 & 2 greenhouse gas ("GHG") emissions reductions at both New Afton and Rainy River to ensure the Company meets its goal of a 30% reduction in GHG emissions by 2030 (with a baseline year of 2020).

As part of the Company’s climate action plan, New Afton ordered an additional four battery electric vehicles ("BEVs") for its underground fleet. New Afton continues to support the transition to BEVs both at an operation and employee level by providing employees with six on-site charging stations for personal vehicles.

Tailings Management
The Company has an Independent Tailings Review Board that works with both operating sites to review tailings management practices on a bi-annual basis. During 2022, on-site meetings were conducted at both Rainy River and New Afton and a reporting meeting was held with the Board of Directors.

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Social
Indigenous & Community Relations
In 2022, the Company continued to progress social closure planning at both New Afton and Rainy River. New Afton hosted numerous community events to gather feedback from stakeholders and developed the "Beyond New Afton" engagement plan. Rainy River formed the "Beyond Rainy River" committee to begin engagement activities with surrounding communities. Both plans are focused on long term value creation and are developed through collaboration with community stakeholders.

Social closure continued at Cerro San Pedro in 2022 and included community investments such as construction of a town cattle pond in Zapatilla and restoration of the historic mine entrance in Cerro San Pedro. The Company established a local foundation to promote sustainable economic development in the community, Fundación Todos por Cerro San Pedro. In 2022, the Fundación Todos por Cerro San Pedro served over five hundred people with its local entrepreneurship and environmental education programs and now has over two thousand beneficiaries since 2019.

Governance
ESG Disclosure Update
In 2022, the Company published its 2021 Sustainability Report along with the inaugural TCFD Report. The Company continued to report against the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), Local Procurement Reporting Mechanism (LPRM) and the United Nations Sustainable Development Goals (UN SDGs).
CORPORATE DEVELOPMENTS
On March 31, 2022, the Company filed an updated Technical Report for the Rainy River Mine which provided an update on the open pit and expanded underground mine plans. The life of mine ("LOM") was extended to 2031 with the conversion of an additional 569,000 gold ounces in the underground main zones to Mineral Reserves. The remaining open pit will be mined using an optimized selective mining approach which, combined with stockpile movement, leads to a smoother, more sustainable mill grade and gold production profile, before transitioning to a cost-effective batch processing underground operation.
On May 15, 2022, the Company completed the redemption of its $100 million aggregate principal amount of outstanding 6.375% Senior Notes due in 2025 ("2025 Unsecured Notes"). The redemption was funded with cash on hand. Please refer to the Company’s May 16, 2022 press release “New Gold Completes Redemption of its Remaining Outstanding 6.375% Senior Notes” for further information.
In October 2022, the Company announced the receipt of the C-Zone Mines Act Permit. Please refer to the Company’s October 7, 2022 press release “New Gold Announces Receipt of the New Afton C-Zone Mines Act Permit” for further information.
On November 23, 2022, the Company announced the appointment of Patrick Godin as Chief Executive Officer.
On January 16, 2023, the Company sold its shares in Artemis Gold Inc. for approximately C$31.5 million.

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OUTLOOK FOR 2023
New Gold Consolidated Operational Estimates

Operational Estimates	Rainy River	New Afton	Consolidated Guidance
Gold Eq. Produced (ounces)[1]	235,000 - 265,000	130,000 - 160,000	365,000 - 425,000
Gold Produced (ounces)	230,000 - 260,000	50,000 - 60,000	280,000 - 320,000
Copper Produced (Mlbs)	-	38 - 48	38 - 48
Operating expenses, per gold eq. ounce	$905 - $985	$1,035 - $1,115	$950 - $1,030
All-in Sustaining Costs per gold eq. ounce[2]	$1,475 - $1,575	$1,320 - $1,420	$1,505 - $1,605

Capital Investment & Exploration Expense Estimates	Rainy River	New Afton	Consolidated Guidance
Sustaining Capital ($M)[2]	$125 - $135	$15 - $35	$140 - $170
Growth Capital ($M)[2]	$20 - $30	$130 - $150	$150 - $180
Total capital ($M)	$145 - $165	$145 - $185	$290 - $350

Gold equivalent1 production3,11 is expected to be between 365,000 to 425,000 ounces, approximately 13% higher than 2022 production. Production is expected to strengthen in the second half of the year, with the second half of 2023 to represent approximately 55% of annual production.
Operating expenses10 are expected to be $950 to $1,030 per gold eq. ounce, lower than the prior year as a result of higher production and sales volumes from both sites. All-in sustaining costs2 are expected to be $1,505 to $1,605 per gold eq. ounce, lower than the prior year due to lower sustaining capital spend and higher sales volumes. All-in sustaining costs2 are expected to trend lower in the second half of the year, consistent with the production profile.
Total capital is expected to be $290 to $350 million, of which, sustaining capital2 is expected to be $140 to $170 million, and growth capital2 is expected to be $150 to $180 million. The decrease in sustaining capital2 over the prior year predominantly relates to the completion of B3 mine development in 2022. The increase in growth capital2 relates to C-Zone development, advancing underground development at the Intrepid underground zone, and commencing development at the Main underground zone at Rainy River. Quarterly sustaining capital and growth capital2 are expected to be relatively consistent through the year.
In 2023, the Company will report production on a gold equivalent, gold and copper basis. Operating expenses and all-in sustaining costs will be reported on a per gold equivalent ounce basis. Throughout the year, the Company will report gold equivalent ounces using a constant ratio of $1,750 per gold ounce, $22.00 per silver ounce and $3.50 per copper pound, and a foreign exchange rate of $1.32 Canadian dollars to $1.00 US dollar.
2023 Rainy River Operational Outlook
Gold equivalent1 production3 is expected to be 235,000 to 265,000 ounces, an increase over the prior year due to an increase in gold grade, tonnes mined and processed, as well as ramping-up ore extraction from the Intrepid underground zone throughout the year. Production is expected to strengthen in the second half of the year as planned maintenance activities for the processing plant are to be completed in
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the first half of the year. The second half of 2023 is expected to represent approximately 55% of the annual production.
Operating expenses10 are expected to be $905 to $985 per gold eq. ounce, a decrease over the prior year, primarily due to higher production and sales volume.
All-in sustaining costs2 are expected to be $1,475 to $1,575 per gold eq. ounce, a decrease over the prior year, primarily due to higher production and sales volume. All-in sustaining costs2 are expected to trend lower in the second half of the year, consistent with the production profile.
Total capital is expected to be $145 to $165 million. Sustaining capital2 is expected to be $125 to $135 million, including approximately $70 million in capitalized waste, $35 million towards the annual tailings dam raise, $15 million in capital parts and components replacement programs, $5 million in sustaining capital development for the Intrepid underground zone, and $5 million related to other general sustaining capital and working capital payments. Growth capital2 is expected to be $20 to $30 million, related to the continued development of the Intrepid underground zone, and the commencement of development of the Main underground zone below the pit. Sustaining capital and growth capital2 are expected to be generally consistent throughout the year.
2023 New Afton Operational Outlook
Gold equivalent1 production3,11 is expected to be 130,000 to 160,000 ounces, approximately 30% higher than 2022, as B3 production achieves steady-state mining rates and higher gold and copper grades. B3 mining rate is expected to average approximately 8,000 tonnes per day as all drawpoint development is completed.
Operating expenses10 are expected to be $1,035 to $1,115 per gold eq. ounce, a decrease over the prior year, primarily due to higher production and sales volume.
All-in sustaining costs2 are expected to be $1,320 to $1,420 per gold eq. ounce, a decrease over the prior year, primarily due to lower sustaining capital spend with B3 development completed in 2022 and higher production and sales volume. All-in sustaining costs2 are expected to trend higher in the first half of the year due to timing of the tailings management and stabilization work.
Total capital is expected to be $145 to $185 million. Sustaining capital2 is expected to be $15 to $35 million, including approximately $15 million related to stabilization activities, $5 million related to tailings management and $5 million related to other general sustaining capital and working capital payments. Growth capital2 is expected to be $130 to $150 million, related to the continued advancement of the C-Zone project, primarily focused on mine development, infrastructure installation, and continued progress on stabilization. Growth capital2 is expected to be generally consistent throughout the year.
Exploration expenditures are expected to be approximately $15 million and will focus on underground exploration and infill drilling on the mineralized zone defined within the New Afton footprint, follow-up surface drilling, and reconnaissance exploration drilling on regional targets that were defined in 2022.

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MINERAL RESERVES AND MINERAL RESOURCES UPDATE
As at December 31, 2022, New Gold is reporting Mineral Reserves and Mineral Resources as summarized in the table below. Detailed Mineral Reserve and Mineral Resource tables follow at the end of this press release.

Mineral Reserves and Mineral Resources Summary[1]	As at December 31, 2022[2]			As at December 31, 2021
	Gold koz	Silver koz	Copper Mlbs	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Mineral Reserves
Rainy River	2,493	6,176	—	2,799	7,022	—
Open Pit	1,081	2,212	—	1,230	2,170	—
Underground	1,228	2,966	—	1,241	3,084	—
Low grade and stockpile	185	999	—	328	1,768	—
New Afton	804	1,999	607	883	2,327	675
Total Proven and Probable Mineral Reserves[3]	3,297	8,176	607	3,682	9,349	675
Measured and Indicated Mineral Resources (exclusive of Mineral Reserves)[1]
Rainy River	1,501	3,627	—	1,543	3,894	—
Open Pit	127	161	—	195	472	—
Underground	1,374	3,466	—	1,348	3,422	—
New Afton	1,222	4,495	1,035	1,174	4,187	1,006
Total Measured and Indicated Mineral Resources[3]	2,722	8,122	1,035	2,717	8,081	1,006
Total Inferred Mineral Resources[3]	375	782	135	387	831	137
1.Refer to the detailed Mineral Reserve and Mineral Resource tables that follow at the end of this press release for the estimates as at December 31, 2022 and the Company’s Annual Information Form dated March 31, 2022 for estimates as at December 31, 2021.
2.The Mineral Reserves and Mineral Resources stated above are as at December 31, 2022 and do not reflect any events subsequent to that date.
3.Numbers may not add due to rounding.

Consolidated Mineral Reserves decreased by approximately 385,000 gold ounces compared to the prior year. At Rainy River, total Mineral Reserves decreased by approximately 306,000 gold ounces over the prior year due to approximately 252,000 gold ounces of annual mine production, approximately 48,000 gold ounces related to a resource mineability adjustment, and approximately 6,000 gold ounces related to a slope design update. At New Afton, Mineral Reserves decreased by approximately 79,000 gold ounces over the prior year due to approximately 44,000 gold ounces of annual mine depletion and approximately 45,000 gold ounces from the Sub Level Cave and East Cave Recovery Level converted to Mineral Resources, partially offset by an increase of approximately 10,000 gold ounces from mine plan optimization.

Consolidated Measured and Indicated Mineral Resources increased by approximately 5,000 gold ounces, with Rainy River decreasing by approximately 42,000 gold ounces due to an updated open pit design, offset by an increase of approximately 47,000 gold ounces at New Afton from the Sub Level Cave and East Cave Recovery Level converted to Mineral Resources and additional exploration drilling. Consolidated Inferred Mineral Resources decreased by approximately 12,000 gold ounces to 375,000 gold ounces.

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KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the year and three months ended December 31, 2022 relative to the prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended December 31, 2022, New Gold's gold revenue per ounce10 and average realized gold price per ounce2 were $1,736 and $1,751, respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,725 per ounce.
For the year ended December 31, 2022, New Gold's gold revenue per ounce10 and average realized gold price per ounce2 were $1,791 and $1,808, respectively, compared to the LBMA p.m. average gold price of $1,800 per ounce.
Copper Prices
For the three months ended December 31, 2022, New Gold’s copper revenue per pound10 and average realized copper price per pound2 were $3.53 and $3.74, respectively, compared to the average London Metals Exchange ("LME") copper price of $3.63 per pound.
For the year ended December 31, 2022, New Gold’s copper revenue per pound10 and average realized copper price per pound2 were $3.70 and $3.94, respectively, compared to the average LME copper price of $4.00 per pound.
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The annual average Canadian dollar rate weakened against the U.S. dollar during 2022 compared to the annual average rate in 2021. The weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
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For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price increased by 8% during the fourth quarter of 2022, finishing the quarter at $1,814 per ounce. The prospects of recession and the expectations of monetary policy loosening caused the U.S. Dollar Index to decline over the quarter, which supported the price of gold. Gold held in exchange-traded funds declined slightly in the fourth quarter, continuing the trend from the prior quarter. Looking forward, further inflation concerns, geopolitical uncertainty and recessionary fears may provide support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals and believes the prospects for the business are favourable.
The LME cash copper price increased by 10% during the fourth quarter of 2022, finishing the quarter at $3.80 per pound. Expectations of demand recovery following eased COVID restrictions in China and shrinking exchange inventories supported copper prices over the quarter. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.
Inflationary pressures continue to impact the economy in general. Inflation is impacted by various macroeconomic factors and can affect the cost of labour and key consumables.
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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended December 31				Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021	2020
FINANCIAL RESULTS
Revenue	162.8	202.6	604.4	745.5	643.4
Operating expenses	108.5	99.6	382.7	377.3	339.9
Depreciation and depletion	52.3	51.3	195.4	195.7	193.1
Revenue less cost of goods sold	2.0	51.7	26.3	172.5	110.4
Corporate administration	5.3	5.7	21.3	21.8	15.6
Corporate restructuring	2.1	—	2.1	—	—
Share-based payment expenses	2.4	0.5	2.6	2.2	7.6
Exploration and business development	2.2	4.5	16.0	11.2	5.8
(Loss) income from operations	(10.0)	41.0	(15.7)	137.3	81.4
Finance income	1.7	0.1	3.8	0.3	1.1
Finance costs	(4.7)	(7.9)	(27.8)	(34.8)	(79.2)
Other gains and losses
(Loss) gain on foreign exchange	(1.2)	(0.8)	6.5	1.4	1.2
Loss on disposal of assets	—	(0.5)	(2.0)	(2.0)	(1.6)
Gain (loss) on revaluation of investments	2.7	5.6	(28.0)	(21.3)	17.4
Gain on disposal of Blackwater stream	—	147.3	—	147.3	—
Loss on sale of Blackwater	—	—	—	—	(30.2)
Gain (loss) on foreign exchange derivative	6.0	0.6	(2.3)	1.5	9.0
Gain on fuel hedge swap contracts	0.3	—	0.3	—	—
Unrealized (loss) gain on revaluation of non-current derivative financial liabilities	(0.3)	(26.8)	3.0	(62.9)	(110.4)
Settlement and gain on revaluation of gold price option contracts	—	—	—	—	26.4
Loss on revaluation of copper price option contracts	—	—	—	(1.5)	—
Revaluation of CSP’s reclamation and closure cost obligation	(0.7)	(1.0)	(2.1)	(4.2)	3.4
Gain on receivable associated with Mesquite sale	—	—	—	—	12.8
Flow through share premium	—	—	—	1.7	—
Other	0.5	0.7	(1.1)	(2.5)	(6.3)
(Loss) earnings before taxes	(5.7)	156.8	(65.4)	160.3	(78.3)
Income tax expense	(11.2)	(5.9)	(1.4)	(19.7)	(4.3)
Net (loss) earnings	(16.9)	150.9	(66.8)	140.6	(79.3)
Adjusted net (loss) earnings (2)	(6.3)	24.7	(26.1)	82.9	19.2

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Revenue
For the year ended December 31, 2022, the decrease in revenue relative to the prior-year period was due to lower gold and copper sales volume and lower copper average realized prices. For the three months ended December 31, 2022, the decrease in revenue relative to the prior-year period was due to lower copper sales volume and lower gold and copper average realized prices.
Operating expenses
For the year and three months ended December 31, 2022, operating expenses were higher than the prior-year periods due largely to higher operating expenses at New Afton, as production from B3 continued to ramp-up, and inflation-driven price increases. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the year and three months ended December 31, 2022, depreciation and depletion were consistent with the prior-year periods.
Revenue less cost of goods sold
For the year and three months ended December 31, 2022, revenue less costs of goods sold decreased when compared to the prior-year periods primarily due to lower revenue.
Corporate administration
For the year and three months ended December 31, 2022, costs associated with corporate administration, were consistent with the prior-year periods.
Corporate restructuring
For the year and three months ended December 31, 2022, costs associated with corporate restructuring were for severance and other termination benefits related to changes at the executive leadership level of the organization.
Share-based payment expenses
For the year ended December 31, 2022, share-based payment expenses were consistent with the prior-year period. For the three months ended December 31, 2022, share-based payment expenses increased when compared with the prior-year periods due to an increase in the share price assumption during the quarter.
Exploration and business development
For the year ended December 31, 2022, exploration and business development expenses increased primarily due to increased exploration activity at New Afton when compared to the prior-year period. For the three months ended December 31, 2022, exploration and business development expenses decreased primarily due to decreased exploration activity at New Afton when compared to the prior-year period.
Finance income
For the year and three months ended December 31, 2022, finance income increased due to an increase in interest rates when compared with the prior-year periods.

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Finance costs
For the year and three months ended December 31, 2022, finance costs decreased mainly due to the $100 million redemption of the 2025 Unsecured Notes in May 2022 resulting in a lower interest expense in the current year periods and additional capitalized interest at New Afton.
Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date, and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar in the current periods.
Unrealized gain/loss on investments
For the year ended December 31, 2022, the Company recorded an unrealized loss of $28.0 million primarily due to decreases in the share price of Artemis Gold Inc. and Talisker Resources Ltd during the year. For the three months ended December 31, 2022, the Company recorded an unrealized gain of $2.7 million primarily due to increases in the share price of Artemis Gold Inc. and Talisker Resources Ltd. in the quarter.
Rainy River gold stream obligation
For the three months ended December 31, 2022, the Company recorded an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $7.7 million due to changes in metal prices. For the year ended December 31, 2022, the Company recorded an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $25.0 million. The loss was primarily driven by the updated Technical Report at Rainy River and the conversion of additional ounces from resources into reserves.
New Afton free cash flow interest obligation
For the year ended December 31, 2022, the Company recorded an unrealized gain on revaluation of the New Afton free cash flow interest obligation of $28.0 million due primarily to an increase in the market observable discount rate. For the three months ended December 31, 2022, the Company recorded an unrealized gain on revaluation of the New Afton free cash flow interest obligation of $7.4 million due to changes in cash flows.

Gain/loss on foreign exchange derivative
For the year ended December 31, 2022, the Company recorded a loss on foreign exchange derivatives of $2.3 million due to the strengthening of the U.S. dollar. For the three months ended December 31, 2022, the Company recorded a gain on foreign exchange derivatives of $6.0 million due to the weakening of the U.S. dollar.

Revaluation of CSP closure cost obligation
Cerro San Pedro ("CSP") transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of CSP’s reclamation and closure cost obligation is a result of changes in estimates to the expected reclamation expenditures.
The other gains and losses listed above are added back for the purposes of calculating adjusted net earnings2. Adjusted net earnings2 is a non-GAAP financial performance measure that does not have any
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standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A.
Income tax
The current income tax expense and prior year income tax expense relates primarily to current and deferred mineral taxes in the period. Income tax expense for the year ended December 31, 2022 decreased due to a decrease in British Columbia mining tax payable due to lower revenue at New Afton in the period and the impact of foreign exchange on the tax balance. Income tax expense for the three months ended December 31, 2022 increased due to the tax impact of the revaluation of the New Afton free cash flow obligation.
On an adjusted net loss2 basis, the adjusted tax recovery2 for the year ended December 31, 2022, was $7.2 million, compared to an adjusted tax expense of $19.9 million in the prior year. The adjusted tax recovery (expense)2 excludes the tax impact of other gains and losses on the consolidated income statement. Adjusted tax recovery (expense)2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the “Non-GAAP Financial Performance Measures” section on page 29 of this MD&A for more details.
Net (Loss) earnings
For the year and three months ended December 31, 2022, there was a decrease in net earnings compared to the prior-year periods, primarily due to lower revenue, higher operating expenses, and the gain on the sale of the Blackwater gold stream in the prior-year period.

Adjusted net (loss) earnings2
Net (losses) earnings have been adjusted for loss on repayment of long-term debt, corporate restructuring and other gains and losses on the consolidated income statement. Key elements in other gains and losses are the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net (loss) earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the “Non-GAAP Financial Performance Measures” section on page 29 of this MD&A for more details.
For the year and three months ended December 31, 2022, adjusted net earnings2 decreased over the prior-year periods primarily due to lower revenue and higher operating expenses.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
OPERATING INFORMATION
Gold production from operations (ounces)(4)	80,694	70,147	52,431	68,101	81,072	72,210	66,989	66,650	83,096
Gold sales from operations (ounces)(4)	78,507	68,816	51,263	70,562	78,745	66,982	68,184	63,539	86,491
Revenue	162.8	151.2	115.7	174.7	202.6	179.8	198.2	164.9	198.9
Net (loss) income	(16.9)	(4.2)	(37.9)	(7.8)	150.9	(11.3)	(15.8)	16.8	(21.1)
Per share:
Basic ($)	(0.02)	(0.01)	(0.06)	(0.01)	0.22	(0.02)	(0.02)	0.02	(0.03)
Diluted ($)	(0.02)	(0.01)	(0.06)	(0.01)	0.22	(0.02)	(0.02)	0.02	(0.03)

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
OPERATING INFORMATION
Ore mined (thousands of tonnes)	3,259	3,117	8,535	14,514
Operating waste mined (thousands of tonnes)	5,202	5,736	14,241	26,232
Capitalized waste mined (thousands of tonnes)	1,828	3,110	18,716	13,108
Waste mined (thousands of tonnes)	7,030	8,846	32,958	39,340
Ratio of waste-to-ore	2.19	2.83	3.91	2.70
Ore processed (thousands of tonnes)	2,045	2,253	8,602	9,250
Average gold grade (grams/tonne)	1.16	1.03	0.91	0.88
Gold recovery rate (%)	92	92	91	89
Gold eq. (ounces) (1):
Produced (3)	71,221	70,500	235,194	242,961
Sold (3)	68,392	68,380	233,788	237,061
Gold (ounces)(1):
Produced (3)	69,753	68,356	229,822	234,469
Sold (3)	66,992	66,239	228,565	228,693
Gold Revenue ($/ounce)	1,748	1,796	1,807	1,797
Average gold realized price ($/ounce) (2)	1,748	1,796	1,807	1,797
Open pit net mining cost per operating tonne mined (2)	4.03	3.42	3.93	2.92
Processing cost per tonne processed (2)	11.31	9.36	10.28	8.31
G&A cost per tonne processed (2)	4.68	3.67	4.10	3.39
Operating expenses per gold eq. ounce sold ($/ounce)	1,014	897	985	955
Depreciation and depletion per gold eq. ounce	559	571	634	625
Total cash costs per gold eq. ounce sold (2)	1,014	897	985	955
All-in sustaining costs per gold eq. sold (2)	1,467	1,281	1,605	1,415
FINANCIAL INFORMATION
Revenue	119.5	122.6	421.7	425.9
Revenue less cost of goods sold	11.9	22.2	43.2	51.4
Capital expenditures (sustaining capital) (2)	26.2	21.7	127.1	91.4
Capital expenditures (growth capital) (2)	4.2	2.3	17.7	11.6
Total mining interest capital expenditures	30.4	24.0	144.8	103.0
Cash generated from operations	42.2	67.7	195.4	184.9
Free cash flow (2)	3.8	35.5	18.0	46.0

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Operating results
Production
Gold eq.1 production for the three months ended December 31, 2022 was 71,221 ounces (69,753 ounces of gold and 110,133 ounces of silver), an increase over the prior-year period due to higher gold grade with the inclusion of higher grade underground tonnes, partially offset by lower tonnes processed. Full year gold eq.1 production was 235,194 ounces (229,822 ounces of gold and 402,964 ounces of silver), a decrease over the prior year mainly due to lower tonnes processed. Full year gold eq.1 production fell within the updated guidance range of 230,000 to 250,000 ounces.

The open pit mine averaged 110,536 tonnes per day during the three months ended December 31, 2022, a planned decrease compared to the prior-year period to minimize the amount of rehandling required to feed the mill, and to balance the congestion in the narrow, deeper portion of the pit. During the three months ended December 31, 2022, mining was primarily from the main ODM zone which will continue in 2023.

Tonnes milled per calendar day decreased over the prior-year periods due to increased mill maintenance and the processing of harder ore from the North lobe throughout the year.
Revenue
For the three months ended December 31, 2022, revenue decreased when compared to the prior-year period due largely to the lower average realized price. For the year ended December 31, 2022, revenue decreased when compared to the prior-year period due largely to lower sales volume.

Revenue less cost of goods sold
For the year and three months ended December 31, 2022, revenue less cost of goods sold decreased when compared to the prior-year period, primarily driven by lower revenue.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow                                    Operating expense4 per gold eq. ounce increased over the prior-year periods as inflation driven price increases were partially offset by a weakening of the Canadian dollar relative to the U.S. dollar. Full year operating expense per gold eq. ounce achieved the updated annual guidance range of $960 to $1,040 per gold eq. ounce.

Open pit net mining costs per operating tonne mined2 increased over the prior-year periods due to a decrease in tonnes mined and an increase in diesel prices. Open pit net mining costs include the costs to rehandle stockpile. Diesel prices for the three months ended December 31, 2022 increased by approximately $0.35/litre from the prior-year period resulting in a $4 million ($0.40 per tonne mined, or $0.35 per tonne moved) impact on mining costs. For the year ended December 31, 2022, the increase in diesel prices resulted in a $16 million ($0.40 per tonne mined) impact on mining costs. These increases were partially offset by a reduction in diesel consumption in the current year periods.
Processing costs per tonne processed2 for the year and three months ended December 31, 2022, increased over the prior-year periods due to a decrease in tonnes milled and inflation-driven price increases. The cost of electricity, cyanide and grinding media increased by approximately $1 million ($0.40 per tonne processed) for the three months ended December 31, 2022 and approximately $9 million ($1.05 per tonne processed) for the year ended December 31, 2022.
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Depreciation and depletion per gold eq. ounce10 for the year and three months ended December 31, 2022, was $634 and $559, respectively, which is consistent with the prior-year periods.
All-in sustaining costs2 per gold eq. ounce for the three months ended increased over the prior-year periods primarily due to higher operating costs and higher sustaining capital. Full year all-in sustaining costs2 per gold eq. ounce was slightly below the updated annual guidance range of $1,620 to $1,720 per gold eq. ounce.
Total capital and leases for the three months ended December 31, 2022 were $33 million and $154 million, respectively, an increase over the prior-year periods due to higher sustaining capitalized waste mining costs as a result of the higher strip ratio, and the continued development of the Intrepid underground zone. Sustaining capital2 during the three months ended December 31, 2022 primarily related to capitalized waste as well as capital maintenance, and the advancement of the annual tailings dam raise. Growth capital2 related to the development of the Intrepid underground zone.
Cash generated from operations for the three months ended December 31, 2022, decreased when compared to the prior-year period primarily due to negative movement in working capital and a decrease in revenue less cost of goods sold. Cash generated from operations for the year ended December 31, 2022, increased when compared to the prior-year period primarily due to a positive movement in working capital, offset by decrease in revenues.
Free cash flow2 for the year and three months ended December 31, 2022 was $18.0 million and $3.8 million, respectively, (net of stream payments of $24.0 million and $5.7 million, respectively). The decrease for the year ended December 31, 2022 over the prior-year period is due to an increase in capital expenditures, partially offset by an increase in cash generated from operations. The decrease for the three months ended December 31, 2022 over the prior-year period is due to a decrease in cash generated from operations and an increase in capital expenditures.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the value of the U.S. dollar relative to the Canadian dollar. For the three months ended December 31, 2022, the value of the U.S. dollar averaged $1.36 against the Canadian dollar, when compared to $1.26 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $79 per gold eq. ounce1 relative to the prior-year period.
For the year ended December 31, 2022, the value of the U.S. dollar averaged $1.30 against the Canadian dollar, when compared to $1.25 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $37 per gold eq. ounce1 relative to the prior-year period.
Exploration activities
During the three months ended December 31, 2022, the Company completed 1,354 meters of diamond drilling in four completed drill holes on a priority target south of the Rainy River Mine footprint. Additionally, the Company completed the planned reconnaissance field activities on the regional landholdings. Results of the work completed in 2022 are being compiled and analyzed.
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New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people.
A summary of New Afton’s operating results is provided below.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
OPERATING INFORMATION
Ore mined (thousands of tonnes)	620	1,176	2,060	4,470
Operating waste mined (thousands of tonnes)	—	2	62	31
Capitalized waste mined (thousands of tonnes)	114	83	434	343
Waste mined (thousands of tonnes)	114	85	496	374
Ore processed (thousands of tonnes)	638	1,207	3,323	4,886
Average grade:
Gold (grams/tonne)	0.62	0.41	0.47	0.41
Copper (%)	0.57	0.67	0.51	0.70
Recovery rate (%):
Gold	86	81	84	81
Copper	87	80	83	81
Gold eq. (ounces)(1):
Produced (3)	26,603	41,074	111,860	175,972
Sold (3)	26,769	40,835	109,051	165,387
Gold (ounces)(1):
Produced (3)	10,941	12,716	41,551	52,452
Sold (3)	11,514	12,507	40,582	48,758
Copper (millions of pounds):
Produced (3)	6.9	14.2	31.1	61.7
Sold (3)	6.8	14.2	30.2	58.4
Revenue
Gold ($/ounce)	1,668	1,685	1,699	1,690
Copper ($/pound)	3.53	4.07	3.70	3.97
Average realized price (2):
Gold ($/ounce)	1,766	1,807	1,808	1,804
Copper ($/pound)	3.74	4.37	3.94	4.24
Underground net mining cost per operating tonne mined (2)	24.91	11.10	26.80	13.68
Processing cost per tonne processed (2)	19.41	10.93	15.66	10.67
G&A cost per tonne processed (2)	7.24	4.01	5.70	3.44
Operating expenses per gold eq. ounce sold ($/ounce)	1,461	938	1,395	912
Depreciation and depletion per gold eq. ounce	527	297	434	288
Total cash costs per gold eq. sold ($/ounce) (2)	1,557	1,079	1,503	1,042
All-in sustaining costs per gold eq. sold ($/ounce) (2)	1,870	1,330	2,044	1,385
FINANCIAL INFORMATION:
Revenue	43.3	80.0	182.7	319.6
Revenue less cost of goods sold	(9.9)	29.5	(16.9)	121.1
Capital expenditures (sustaining capital) (2)	7.9	9.6	56.5	54.2
Capital expenditures (growth capital) (2)	32.9	24.6	91.5	90.1
Total mining interest capital expenditures	40.8	34.2	148.0	144.3
Cash generated from operations	(0.7)	44.5	22.6	165.1
Free cash flow (2)	(41.4)	10.3	(137.9)	15.9

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Operating results
Production
Gold eq.1 production for the three months ended December 31, 2022 was 26,603 ounces (10,941 ounces of gold and 6.9 million pounds of copper), and for the year ended December 31, 2022, gold eq.1 production was 111,860 ounces (41,551 ounces of gold and 31.1 million pounds of copper). The decrease over the prior-year periods was due to lower tonnes mined and processed. Full year gold eq.1 production fell within the updated guidance range of 95,000 to 115,000 ounces.
Underground tonnes mined per day decreased over the prior-year periods due to the planned completion of Lift 1 mining activities, as well as the earlier than planned closure of the low-grade higher cost recovery level zone in June. B3 production ramp-up continued on schedule during the three months ended December 31, 2022 with mining rates achieving the 2023 target of approximately 8,000 tonnes per day.
Tonnes milled per calendar day decreased over the prior-year periods, in-line with mining rates as planned.
Revenue
For the three months ended December 31, 2022, revenue decreased when compared to the prior-year period due to lower sales volume and lower average realized gold and copper prices. For the year ended December 31, 2022, revenue decreased when compared to the prior-year period due to lower sales volume and lower average realized copper prices.
Revenue less cost of goods sold
For the year and three months ended December 31, 2022, revenue less cost of goods sold decreased when compared to the prior-year periods, primarily due to lower revenues.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow                                    Operating expense per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume. Full year operating expense per gold eq. ounce was below the updated guidance range of $1,485 to $1,565 per gold eq. ounce due to a weaker Canadian dollar relative to the U.S. dollar assumption used to set guidance.

Underground net mining costs per operating tonne mined2 and processing costs per tonne processed2 for the year and three months ended December 31, 2022, increased due to lower tonnes mined and milled and inflation-driven price increases. Diesel prices for the three months ended December 31, 2022 increased by approximately $0.54/litre from the prior-year period resulting in a $0.5 million ($0.70 per tonne mined) impact on mining costs. For the year ended December 31, 2022, diesel prices increased by approximately $0.48/litre from the prior-year period resulting in a $2 million ($0.70 per tonne mined) impact on mining costs.
Depreciation and depletion per gold eq. ounce10 for the year and three months ended December 31, 2022, was $434 and $527, respectively, an increase when compared to the prior-year periods as a result of a higher asset base.

All-in sustaining costs2 per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume, and higher sustaining capital spend for the year ended December 31, 2022. Full year all-in
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sustaining costs2 per gold eq. ounce was below the updated annual guidance range of $2,210 to $2,310 per gold eq. ounce due to a weaker Canadian dollar relative to the U.S. dollar assumption used to set guidance.

Total capital and leases for the three months ended December 31, 2022 were $41 million, and $148 million for the year ended December 31, 2022, relatively in-line with prior-year periods. Sustaining capital2 for the three months ended December 31, 2022 primarily related to the completion of B3 mine development, and the continuation of tailings management and stabilization activities. Growth capital2 for the three months ended December 31, 2022 primarily related to C-Zone development, which advanced 1,076 meters during the quarter.

Cash generated from operations for the year and three months ended December 31, 2022, decreased primarily due to lower revenue.
Free cash flow2 for the year and three months ended December 31, 2022, was a net outflow of $137.9 and $41.4 million, respectively, a decrease over the prior-year periods due to a decrease in cash generated from operations and an increase in capital expenditures.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the value of the U.S. dollar against the Canadian dollar. For the three months ended December 31, 2022, the value of the U.S. dollar averaged $1.36 against the Canadian dollar, when compared to $1.26 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $113 per gold eq. ounce1 relative to the prior-year period.

For the year ended December 31, 2022, the value of the U.S. dollar averaged $1.30 relative to the Canadian dollar, when compared to $1.25 against the Canadian dollar in the prior-year period. This reduced total cash costs2 by $52 per gold eq. ounce1 relative to the prior-year period.
Exploration activities
During the three months ended December 31, 2022, the Company completed 4,629 metres of diamond drilling in ten drill holes (nine completed and one in progress). Of these, 2,821 metres were completed from underground, 2,067 metres in four holes to explore for potential mineralization on the Artificial Intelligence North target area and 754 metres in four drill holes (three completed and one in progress) to assess the down plunge extension of the mineralization defined on the Upper East Extension target area. The remaining metres were completed from surface in two drill holes as reconnaissance exploration drilling in targets located within the broader New Afton district.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at December 31	As at December 31
(in millions of U.S. dollars)	2022	2021
BALANCE SHEET INFORMATION
Cash and cash equivalents	200.8	481.5
Other current assets	176.7	204.8
Non-current assets	1,866.0	1,790.5
Total assets	2,243.5	2,476.8

Current liabilities	171.2	172.9
Non-current liabilities excluding long-term debt	717.9	857.0
Long-term debt	394.9	491.0
Total liabilities	1,284.0	1,520.9
Total equity	959.5	955.9
Total liabilities and equity	2,243.5	2,476.8

Assets
Cash and cash equivalents
The decrease in cash and cash equivalents relative to December 31, 2021 was primarily driven by the repayment of the Company's $100.0 million aggregate principal amount of outstanding 2025 Unsecured Notes, interest payments, and development capital expenditure at New Afton.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, and prepaid expenses. Other current assets decreased due to the collection of the $12.8 million tax refund related to the 2018 Mesquite Mine sale, a decrease in trade receivables, and a decrease in the value of investments.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment. The increase relative to December 31, 2021 is primarily attributable to the Company's investments in its mining interests.
Current liabilities
Current liabilities primarily consist of trade and other payables and are consistent with those at December 31, 2021.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
The Company's gold stream obligation has decreased from December 31, 2021, primarily due to cash settlements and higher market observable discount rates in the period.
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The Company's free cash flow interest obligation has decreased from December 31, 2021, due to cash settlements and higher market observable discount rates in the period.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton and CSP. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at December 31, 2022 was $119.5 million relative to $154.6 million as at December 31, 2021. The decrease was primarily driven by higher discount rates applied to the liabilities.
The deferred income tax liability decreased from $69.6 million as at December 31, 2021 to $66.8 million at December 31, 2022. The decrease in deferred income tax liability was primarily driven by lower revenues partially offset by foreign exchange movements.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the unsecured notes and the Company’s revolving credit facility.
In May 2022, the Company redeemed the $100.0 million principal amount of its outstanding senior unsecured notes due May 15, 2025 ("2025 Unsecured Notes"). The redemption was funded with cash on hand. The Company recognized a loss on repayment of long-term debt of $4.3 million, primarily comprised of the early redemption premium paid and the de-recognition of deferred financing charges associated with the 2025 Unsecured Notes.
As at December 31, 2022, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 ("2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1.
The Company holds a revolving credit facility (the "Credit Facility”) with a maturity date of December 22, 2025 and a borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains the following three covenant tests, all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

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Significant financial covenants are as follows:

		Twelve months ended December 31	Twelve months ended December 31
	Financial covenant	2022	2021
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	4.5 : 1	7.2 : 1
Maximum Leverage Ratio (net debt to Adjusted EBITDA)	<4.5:1.0	2.1 : 1	0.6 : 1
Maximum Secured Leverage Ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.2 : 1	0.1 : 1
Liquidity and Cash Flow
As at December 31, 2022, the Company had cash and cash equivalents of $200.8 million compared to $481.5 million as at December 31, 2021. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the year and three months ended December 31, 2022 and 2021:

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CASH FLOW INFORMATION
Cash generated from operating activities	31.9	105.7	190.7	323.7
Cash (used in) generated from investing activities	(69.5)	240.9	(281.9)	57.4
Cash used in financing activities	(9.3)	(15.7)	(185.0)	(86.5)
Effect of exchange rate changes on cash and cash equivalents	0.7	(0.3)	(4.5)	0.6
Change in cash and cash equivalents	(46.2)	330.6	(280.7)	295.2

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Operating Activities
For the year ended December 31, 2022, the decrease in cash generated from operating activities was due to lower revenue, partially offset by positive working capital movements. For the three months ended December 31, 2022, the decrease in cash generated from operating activities was primarily due to lower revenue and negative working capital movements.
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Cash generated from investing activities for the year and three months ended December 31, 2022 includes $12.8 million of tax proceeds collected from the 2018 sale of the Mesquite Mine, and in the prior-year period, $300 million was generated from the sale of the Blackwater gold stream to Wheaton Precious Metals Corp.

The following table summarizes the capital expenditures (mining interests per the consolidated statement of cash flows) for the year and three months ended December 31, 2022:

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2022	2021	2022	2021
CAPITAL EXPENDITURES BY SITE
Rainy River	30.4	24.0	144.8	102.9
New Afton	40.9	34.1	148.0	144.3
Other	—	—	0.1	0.1
Capital expenditures	71.3	58.1	292.9	247.3
Financing Activities
For the year and three months ended December 31, 2022, cash used in financing activities was $185.0 million and $9.3 million, respectively. For the year ended December 31, 2022, the change was primarily driven by the redemption of the $100.0 million principal amount of the 2025 Unsecured Notes in Q2 2022. For the three months ended December 31, 2022, the change was primarily driven by a decrease in the amount of interest paid compared to the prior-year period due to the debt repayment earlier in the year.
The Company’s cash balance as at December 31, 2022 of $200.8 million, together with $372.5 million available for drawdown under the Credit Facility as at December 31, 2022, provided the Company with $573.3 million of liquidity.
The Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.
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Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At December 31, 2022, these commitments totaled $64.0 million. This compares to commitments of $48.3 million as at December 31, 2021. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at December 31, 2022, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the year ended December 31, 2022.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the year ended December 31, 2022.
Outstanding Shares
As at February 15, 2023, there were 682.8 million common shares of the Company issued and outstanding. The Company had 4.8 million stock options outstanding under its share option plan, exercisable for up to an additional 4.8 million common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial performance measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. In 2022, the Company has disclosed “total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne", "cash generated from operations, before changes in non-cash operating working capital" and "free cash flow" as non-GAAP financial performance measures. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold
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equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation
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Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
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Cash Costs and All-in Sustaining Costs per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	108.5	99.6	382.7	377.3
Gold equivalent ounces sold(1)	95,161	109,214	342,839	402,449
Operating expenses per gold equivalent ounce sold ($/ounce)(10)	1,140	912	1,116	938
Operating expenses	108.5	99.6	382.7	377.3
Treatment and refining charges on concentrate sales	2.6	5.8	11.7	21.5
Total cash costs	111.0	105.4	394.2	398.8
Gold equivalent ounces sold(1)	95,161	109,214	342,839	402,449
Total cash costs per gold equivalent ounce sold ($/ounce)	1,167	965	1,150	991
Sustaining capital expenditures(2)(5)(7)	34.2	30.7	182.9	144.2
Sustaining exploration - expensed(2)	—	—	0.5	0.8
Sustaining leases(2)	2.9	2.4	10.8	10.4
Corporate G&A including share-based compensation(6)	7.6	5.9	23.3	22.8
Reclamation expenses	3.0	3.6	11.5	11.6
Total all-in sustaining costs	158.8	148.0	623.2	588.6
Gold equivalent ounces sold(1)	95,161	109,214	342,839	402,449
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,668	1,355	1,818	1,463

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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	69.4	61.3	230.4	226.5
Gold equivalent ounces sold (1)	68,392	68,380	233,788	237,061
Operating expenses per unit of gold sold ($/ounce)	1,014	897	985	955
Operating expenses	69.4	61.3	230.4	226.5
Total cash costs	69.4	61.3	230.4	226.5
Gold equivalent ounces sold (1)	68,392	68,380	233,788	237,061
Total cash costs per gold equivalent ounce sold ($/ounce)	1,014	897	985	955
Sustaining capital expenditures(2)(5)(7)	26.2	21.1	126.3	90.5
Sustaining leases(2)	2.3	2.3	9.4	9.5
Reclamation expenses	2.5	2.8	9.2	8.9
Total all-in sustaining costs	100.3	87.6	375.2	335.5
Gold equivalent ounces sold (1)	68,392	68,380	233,788	237,061
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,467	1,281	1,605	1,415

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	39.1	38.3	152.3	150.8
Gold equivalent ounces sold (1)	26,769	40,835	109,051	165,387
Operating expenses per unit of gold sold ($/ounce)	1,461	938	1,395	912
Operating expenses	39.1	38.3	152.3	150.8
Treatment and refining charges on concentrate sales	2.6	5.8	11.7	21.5
Total cash costs	41.7	44.1	164.0	172.3
Gold equivalent ounces sold (1)	26,769	40,835	109,051	165,387
Total cash costs per gold equivalent ounce sold ($/ounce)	1,557	1,079	1,503	1,042
Sustaining capital expenditures(2)(5)(7)	7.9	9.5	56.4	53.7
Sustaining leases(2)	—	—	0.3	0.3
Reclamation expenses	0.5	0.7	2.3	2.6
Total all-in sustaining costs	50.1	54.3	223.0	229.0
Gold equivalent ounces sold (1)	26,769	40,835	109,051	165,387
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,870	1,330	2,044	1,385

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Sustaining Capital Expenditures Reconciliation Table

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	(71.3)	58.1	(292.9)	247.3
New Afton growth capital expenditures(8)	(32.9)	(24.6)	(91.5)	(90.1)
Rainy River growth capital expenditures(8)	(4.2)	(2.2)	(17.7)	(11.6)
Sustaining capital expenditures	(34.2)	31.3	(183.7)	145.6

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Open Pit Net Mining Cost per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial performance measures with no standard meaning under IFRS. "Open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", and "G&A costs per tonne processed" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes these non-GAAP financial performance measures provide further transparency and assists analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measures on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER COST PER TONNE
Operating expenses	69.4	61.3	230.4	226.5
Change in inventory, selling costs and royalties and other	(2.9)	(1.6)	(17.7)	0.6
Production costs	66.5	59.7	212.7	227.1
Mining costs	33.8	30.3	89.0	118.9
Processing costs	23.1	21.1	88.4	76.9
Site G&A costs	9.6	8.3	35.3	31.3
Ore and operating waste tonnes mined (thousands of tonnes)	8,392	8,853	22,624	40,728
Ore processed (thousands of tonnes)	2,045	2,253	8,602	9,250
Open pit net mining cost per operating tonne mined ($/tonne)	4.03	3.42	3.93	2.92
Processing costs per tonne processed ($/tonne)	11.31	9.36	10.28	8.31
G&A cost per tonne processed ($/tonne)	4.68	3.67	4.10	3.39

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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON COST PER TONNE
Operating expenses	39.1	38.3	152.3	150.8
Change in inventory, ore purchase costs, selling costs and royalties and other	(6.7)	(7.2)	(24.3)	(20.4)
Production costs	32.4	31.1	128.0	130.4
Mining costs	15.4	13.1	56.9	61.6
Processing costs	12.4	13.2	52.0	52.1
Site G&A costs	4.6	4.8	18.9	16.8
Ore and operating waste tonnes mined (thousands of tonnes)	620	1,178	2,122	4,501
Ore processed (thousands of tonnes)	638	1,207	3,323	4,886
Underground net mining costs per operating tonne mined ($/tonne)	24.91	11.10	26.80	13.68
Processing costs per tonne processed ($/tonne)	19.41	10.93	15.66	10.67
G&A cost per tonne processed ($/tonne)	7.24	4.01	5.70	3.44

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" excludes "loss on repayment of long-term debt", "corporate restructuring" and “other gains and losses” as per Note 4 of the Company’s consolidated financial statements.
Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt and the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss, fair value changes in investments and gain on disposal of the Blackwater stream and Blackwater project. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.
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	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021	2020
ADJUSTED NET (LOSS) EARNINGS RECONCILIATION
(Loss) income before taxes	(5.7)	156.8	(65.4)	160.3	(75.0)
Other losses (gains)(9)	(7.3)	(123.6)	25.7	(57.5)	78.3
Loss on repayment of long-term debt	—	—	4.3	—	23.3
Corporate restructuring	2.1	—	2.1	—	—
Adjusted net (loss) earnings before taxes	(10.9)	33.2	(33.3)	102.8	26.6
Income tax expense	(11.2)	(5.9)	(1.4)	(19.7)	(4.3)
Income tax adjustments	15.8	(2.6)	8.6	(0.2)	(3.1)
Adjusted income tax recovery (expense)[2]	4.6	(8.5)	7.2	(19.9)	(7.4)
Adjusted net (loss) earnings	(6.3)	24.7	(26.1)	82.9	19.2
Adjusted net (loss) earnings per share (basic and diluted) ($/share)	(0.01)	0.04	(0.04)	0.12	0.03
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars)	2022	2021	2022	2021	2020
CASH RECONCILIATION
Cash generated from operations	31.9	105.7	190.7	323.7	294.8
Change in non-cash operating working capital	12.4	(12.8)	(9.1)	(1.0)	(16.2)
Cash generated from operations, before changes in non-cash operating working capital	44.3	92.9	181.6	322.7	278.6

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Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended December 31, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	42.2	(0.7)	(9.6)	31.9
Less Mining interest capital expenditures	(30.4)	(40.7)	(0.2)	(71.3)
Add Proceeds of sale from other assets	—	—	—	—
Less Lease payments	(2.3)	—	(0.3)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(5.7)	—	—	(5.7)
Free Cash Flow	3.8	(41.4)	(10.1)	(47.7)

Three months ended December 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	67.7	44.5	(6.5)	105.7
Less Mining interest capital expenditures	(24.0)	(34.3)	0.2	(58.1)
Add Proceeds of sale from other assets	0.6	—	—	0.6
Less Lease payments	(2.3)	0.1	(0.2)	(2.4)
Less Cash settlement of non-current derivative financial liabilities	(6.5)	—	—	(6.5)
Free Cash Flow	35.5	10.3	(6.5)	39.3

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Year ended December 31, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	195.4	22.6	(27.3)	190.7
Less Mining interest capital expenditures	(144.8)	(147.9)	(0.3)	(292.9)
Add Proceeds of sale from other assets	0.8	0.1	—	0.9
Less Lease payments	(9.4)	(0.3)	(0.6)	(10.3)
Less Cash settlement of non-current derivative financial liabilities	(24.0)	(12.4)	—	(36.4)
Free Cash Flow	18.0	(137.9)	(28.1)	(148.0)

Year ended December 31, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	184.9	165.1	(26.3)	323.7
Less Mining interest capital expenditures	(103.0)	(144.4)	0.1	(247.3)
Add Proceeds of sale from other assets	0.9	0.5	—	1.4
Less Lease payments	(9.5)	(0.3)	(0.6)	(10.4)
Less Cash settlement of non-current derivative financial liabilities	(27.3)	(5.0)	—	(32.3)
Free Cash Flow	46.0	15.9	(26.8)	35.1

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	136.3	139.9	482.2	492.6
Treatment and refining charges on gold concentrate sales	1.1	1.5	4.4	5.6
Gross revenue from gold sales	137.4	141.4	486.6	498.2
Gold ounces sold	78,507	78,745	269,147	277,451
Total average realized price per gold ounce sold ($/ounce)	1,751	1,798	1,808	1,798

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	117.1	119.0	413.1	410.9
Gold ounces sold	66,992	66,239	228,565	228,693
Rainy River average realized price per gold ounce sold ($/ounce)	1,748	1,796	1,807	1,797

	Three months ended December 31		Year ended December 31
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	19.2	20.9	69.1	81.7
Treatment and refining charges on gold concentrate sales	1.1	1.5	4.4	5.5
Gross revenue from gold sales	20.3	22.4	73.5	87.2
Gold ounces sold	11,514	12,507	40,582	48,758
New Afton average realized price per gold ounce sold ($/ounce)	1,766	1,807	1,808	1,804

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.
Financial Risk Management
The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company determines the fair value of its financial instruments as outlined in Note 21 of the consolidated financial statements.

(a) Credit risk
Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet its contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, and trade and other receivables. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents, gold and copper price options, foreign exchange forward contracts, and fuel hedge swap contracts. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2022 is not considered to be high.
The Company’s maximum exposure to credit risk is as follows:

	Year ended December 31
(in millions of U.S. dollars)	2022	2021
CREDIT RISK EXPOSURE
Cash and cash equivalents	200.8	481.5
Trade and other receivables	14.1	26.4
Total financial instrument exposure to credit risk	214.9	507.9
A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.
The Company employs a restrictive investment policy as detailed in the "capital risk management" section of the consolidated financial statements, which is described in Note 19.
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The aging of trade and other receivables is as follows:

						As at December 31
(in millions of U.S. dollars)	0-30 days	31-60 days	61-90 days	91-120 days	Over 120 days	2022 Total	2021 Total
AGING TRADE AND OTHER RECEIVABLES
Rainy River	8.0	—	—	—	—	8.0	3.5
New Afton	2.6	1.6	—	(0.5)	—	3.7	6.1
Cerro San Pedro	1.3	—	—	—	—	1.3	2.5
Corporate(1)	1.1	—	—	—	—	1.1	14.3
Total trade and other receivables	13.0	1.6	—	(0.5)	—	14.1	26.4
The Company sells its gold and copper concentrate production from New Afton to four different customers under off-take contracts.
The Company is not economically dependent on a limited number of customers for the sale of its gold and other metals because gold and other metals can be sold through numerous commodity market traders worldwide.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 19 of the consolidated financial statements.

The following table shows the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows, and therefore, do not equate to the carrying amounts on the consolidated statements of financial position.

					As at December 31
(in millions of U.S. dollars)	< 1 year	1-3 years	4-5 years	After 5 years	2022 Total	2021 Total
DEBT COMMITMENTS
Trade and other payables	128.7	—	—	—	128.7	127.7
Long-term debt	—	—	400.0	—	400.0	500.0
Interest payable on long-term debt	30.0	60.0	60.0	—	150.0	202.4
New Afton free cash flow interest obligation	—	60.2	266.9	271.5	598.6	625.3
Gold stream obligation	29.4	69.7	60.6	66.0	225.7	203.4
Lease commitments	7.4	2.4	0.0	0.0	9.8	21.0
Total debt commitments	195.5	192.3	787.5	337.5	1,512.8	1,679.8
The Company’s future operating cash flow and cash position are highly dependent on metal prices, including gold and copper, as well as other factors. Taking into consideration the Company’s current cash position, volatile equity markets, and global uncertainty in the capital markets, the Company is continually reviewing expenditures and assessing business opportunities to enhance liquidity in order to ensure adequate liquidity and flexibility to support its growth strategy, while continuing production at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact the timing of development work and project completion, as well as
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production from mining operations. In addition, in such a price environment, the Company may be required to adopt one or more alternatives to increase liquidity.
(c) Currency risk
The Company operates in Canada and Mexico. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. This risk is partially mitigated by the foreign exchange forward contracts entered into throughout 2022. These foreign exchange forward contracts will continue into 2023.

(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, accounts payable and accruals, reclamation and closure cost obligations.
The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

As at December 31, 2022
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	33.9	—
Trade and other receivables	10.4	0.4
Investments	35.6	—
Income tax receivable	(0.4)	—
Trade and other payables	(128.6)	(1.3)
Deferred tax liability	(66.8)	—
Reclamation and closure cost obligations	(119.5)	—
Share units	(1.8)	—
Total exposure to currency risk	(237.2)	(0.9)
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As at December 31, 2021
(in millions of U.S. dollars)	CAD	MXN
EXPOSURE TO CURRENCY RISK
Cash and cash equivalents	35.1	0.6
Trade and other receivables	6.5	1.9
Investments	59.3	—
Income tax (payable) receivable	0.5	2.6
Trade and other payables	(96.0)	(2.7)
Deferred tax liability	(69.6)	—
Reclamation and closure cost obligations	(154.5)	(0.1)
Share units	(3.7)	—
Total exposure to currency risk	(222.4)	2.3

(iii) Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar and Mexican peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings from the financial instruments presented by the amounts shown below.

As at Year ended December 31
(in millions of U.S. dollars)	2022	2021
IMPACT OF 10% CHANGE IN FOREIGN EXCHANGE RATES
Canadian dollar	23.7	22.2
Mexican peso	0.1	0.2

(d) Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The majority of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. Interest earned on cash and cash equivalents is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in a difference of approximately $2.0 million in interest earned by the Company for the year ended December 31, 2022 (2021 - $4.8 million). The Company has not entered into any derivative contracts to manage this risk.
(e) Metal and Input Price Risk
The Company’s earnings, cash flows and financial condition are subject to price risk due to fluctuations in the market price of gold and copper.

For the year ended December 31, 2022, the Company’s revenue and cash flows were impacted by gold prices and copper prices. Metal price declines could cause continued development of, and production from, the Company’s properties to be uneconomic. There is a time lag between the shipment of gold and
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copper concentrate and final pricing, and changes in pricing can impact the Company’s revenue and working capital position.
Reserve calculations and mine plans using significantly lower gold, silver, and copper prices could result in significant reductions in mineral reserve and resource estimates and revisions in the Company’s life-of-mine plans, which in turn could result in material write-downs of its investments in mining properties and increased depletion, reclamation and closure charges.  Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.  Metal price fluctuations also create adjustments to the provisional prices of sales made in previous periods that have not yet been subject to final pricing, and these adjustments could have an adverse impact on the Company’s financial results and financial condition. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.
The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s costs are affected by the prices and availability of commodities and other inputs it consumes or uses in its operations.  The prices and availability of such commodities and inputs are influenced by inflation and supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in the Company’s mining and production activities could materially adversely affect its results of operations and financial condition. The Company’s short term exposure to changes in fuel prices have been reduced as the Company entered into fuel hedge swap contracts.
An increase in gold and copper prices would decrease the Company’s net loss whereas an increase in fuel and electricity prices would increase the Company’s net loss. A 10% change in commodity prices and fuel and electricity prices would impact the Company’s net loss as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
(in millions of U.S. dollars)	Net Loss	Net Earnings
IMPACT OF 10% CHANGE IN COMMODITY PRICES
Gold price	48.6	49.9
Copper price	11.9	24.7
Fuel and electricity price	7.5	5.7

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Other Risks

Production Estimates
Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, the Company’s production forecasts are based on planned production being achieved at all of its mines. The Company’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties, the occurrence of any of which could result in delays, slowdowns or suspensions and ultimately, the failure to achieve and maintain full production rates. The Company’s production estimates are dependent on, among other things, the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, weather conditions, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, including without limitation, operating expenses, cash costs and all-in sustaining costs, mill availability, reliability of equipment and machinery, the accuracy of assumptions and estimates relating to tailings dam capacity, the performance of the processing circuit or other processes, water supply and/or quality, the receipt and maintenance of permits and the availability of a sufficient amount of people to perform the work necessary to maintain production as estimated. The Company’s actual production and other projected economic and operating parameters may not be realized for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates
The Company prepares estimates of operating costs, capital costs and closure costs for each operation and project. The Company’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and, to a lesser extent, the Mexican peso, smelting and refining charges, penalty elements in concentrates, royalties, the price of gold and byproduct metals, the cost of inputs used in mining operations and production levels.

New Gold’s actual costs may vary from estimates for a variety of reasons, including changing waste-to-ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on New Gold’s future cash flows, profitability, results of operations, ability to execute its strategic plans and financial condition.

Operating Risks
Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver including unusual and unexpected ground conditions or geologic formations, seismic activity, fracturing, rock bursts, rock slides, mud rushes, water inflow events, air blasts, cave-ins, slope or pit wall failures, rock falls, flooding, fire, explosions, dust emissions, metal losses, theft, periodic interruption due to inclement or hazardous weather conditions, equipment failure and other conditions that would impact the drilling and removal of material or otherwise impact the safety and efficiency of mine operations and the individuals who work within such mining operations. Block caving activities, including at the New Afton
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Mine, generally result in surface subsidence. The configuration of subsidence expression at surface is thought to be influenced by bedrock and structural geologic features such as weaker rock mass or faults. Subsidence is being monitored and evaluated on an ongoing basis. Surface subsidence or any of the above hazards and risks could result in reduced production, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, production may be adversely impacted by theft, fraud or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation resulting in an over or under supply of water, treated water quality that is too low to allow for discharge when needed, interruptions in or shortages of electrical power, interruptions in delivery or shortages of required inputs or supplies, labour shortages or strikes, claims by or disagreements with First Nations and other Indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment. The Company’s milling operations are subject to risks and hazards such as equipment failure, skilled worker shortages or failure of retaining dams around tailings disposal areas, which could lead to environmental pollution and consequent liability, and all of which could result in interruptions to mill availability and impact the Company's results of operations. In addition, short-term operating factors, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

The Company’s operations may encounter delays in or losses of production due to the deterioration, malfunction, misuse, breakdown or failure of its mobile or fixed equipment. Further, this equipment may require a long time to procure, build, install or repair due to delays in the delivery or lack of availability of equipment, spare parts or technicians with applicable expertise, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper on unavailable storage conditions may become obsolete, which could adversely impact the Company’s operations, profitability and financial results.

The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss or theft of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Permitting
The Company’s operations, development projects and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties, the Company must receive numerous permits, and continued operations at the Company’s mines are also dependent on maintaining, complying with and renewing required permits or obtaining additional permits.
New Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for the Company’s existing operations and activities, additional permits for
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existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may be suspended, revoked or lapse for a variety of reasons, including through government or court action.

In the past there have been challenges to the Company’s permits that were temporarily successful as well as delays in the renewal of certain permits or in receiving additional required permits. There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or continue operating at any particular property or to pursue the Company’s exploration activities. To the extent that required permits cannot be obtained or maintained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the applicable operations or activities being financially unattractive or uneconomic. Any inability to obtain or maintain permits or to conduct mining operations pursuant to applicable permits could materially reduce the Company’s production and cash flow and could undermine its profitability.

Construction Risks
As a result of the substantial expenditures involved in development projects, development projects are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines or new areas of operating mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.
Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet and availability of appropriate material and other supplies required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.
Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production of a development project would increase capital costs and delay receipt of revenues and could impact the Company's ability to execute its strategic plans and the achievement of planned results.
The New Afton C-Zone project is currently in the construction stage of its development. Given the inherent risks and uncertainties associated with mine development, there can be no assurance that the construction and development will continue in accordance with current expectations or at all, or that construction costs will be consistent with the budget, or that the mine will operate as planned.
Government Regulation
The mining, processing, development, exploration and reclamation and closure activities of the Company are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people, relations with local First Nations and other matters. As a public company listed on stock exchanges in Canada and the U.S., the Company is also required to comply with a number of public company obligations imposed by securities commissions and stock exchanges, compliance with which can be timing consuming and costly. No assurance can be given that new rules
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and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have a material adverse effect on the Company’s business, financial position and results of operations, including a negative impact on the market price of the Company's securities.

Amendments to current laws, regulations and permits governing the Company's business, operations or development activities and activities of mining and exploration companies, or the application of existing laws, regulations and permits (including a more stringent or different application), could have a material adverse impact on the Company’s results of operations or financial position, or could result in abandonment or delays in the development of new mining properties or the suspension or curtailment of operations at existing mines. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against the Company, including orders issued by regulatory or judicial authorities causing operations or development activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions (see also “Permitting” above). Additionally, the Company could be forced to compensate those suffering loss or damage by reason of its business activities, mining operations or exploration or development activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase the Company’s operating costs, delay or curtail or otherwise negatively impact the Company’s operations and other activities and cause reputational harm.

Dependence on the Rainy River Mine and New Afton Mine
The Company’s operations at the Rainy River and New Afton Mines are expected to account for substantially all of the Company’s gold and copper production in 2023. Any adverse condition affecting mining or milling conditions at the Rainy River Mine or New Afton Mine could have a material adverse effect on the Company’s financial performance and results of operations.

Unless the Company acquires or develops other significant gold-producing assets, the Company will continue to be dependent on its operations at the Rainy River and New Afton Mines for its cash flow provided by operating activities.
Risks Related to Further Processing
The Company’s operations produce concentrate, doré or other products that are not refined metals (“Unrefined Product”) and generally require further processing at a smelter and/or a refinery to become marketable metal. Such Unrefined Product contains metals and other elements and impurities that require removal, some of which may limit the smelters or brokers who can or will purchase or process the Unrefined Product and the refineries who will process the Unrefined Product, or negatively impact the terms of such purchase or processing arrangements. Assay results of gold, copper and deleterious elements may vary in different samples and this may negatively affect the amount the Company receives for a shipment of concentrate, particularly if native copper particles are not adequately sampled in supergene ore from the New Afton Mine. In addition, treatment and refining charges are subject to fluctuations, which could negatively impact the Company’s revenue or expenses.
In addition, the Company is generally responsible for transporting Unrefined Products either to the smelter or refinery or to a designated point where risk of loss is transferred. The Company is exposed to risks related to the loss of Unrefined Product during its loading, transportation and storage as well as the cost and availability of transportation and storage arrangements for its Unrefined Products. The Company may
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not be able to meet all of its transportation obligations or make alternative transportation or storage arrangements on reasonable commercial terms or at all. The Company has a limited number of transportation and storage options for its Unrefined Product and should any of such options become unavailable, it could cause significant delays and otherwise impact the Company’s operations, profitability and ability to meet its contractual obligations. In November 2021, due to the torrential rainfall in British Columbia which led to severe flooding and mudslides, a number of the major highways, bridges, roads and similar infrastructure used to transport Unrefined Product produced at the New Afton Mine in northern British Columbia to Vancouver and other areas in southern British Columbia were flooded, taken out or otherwise became inaccessible. The British Columbia government declared a provincial state of emergency and it was highly uncertain at that time how long such state of emergency would last and when the transportation routes and similar infrastructure would become accessible. As a result, the Company had to consider alternative and, in some instances, significantly less efficient and more costly transportation routes to transport its Unrefined Product. While the provincial state of emergency expired on January 18, 2022 and transportation routes have since returned to near normal conditions, it is anticipated that the effects of climate change will give rise to more frequent and extreme weather events, such as those that occurred in November 2021 (see “Climate Change Risks” below). There can be no assurance that the Company will be able to continue to transport and store or sell and process its Unrefined Product on reasonable commercial terms or at all.
Exploration and Development Risks
The exploration for, and development of, mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including but not limited to: the particular attributes of the deposit, such as accuracy of estimated size, continuity of mineralization, average grade and metallurgical characteristics (see “Uncertainty in the Estimation of Mineral Reserves and Mineral Resources” below); proximity to infrastructure; metal prices, which are highly cyclical (see "Metal and Input Price Risk" above); and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection (see "Government Regulation" above). The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company being unable to receive an adequate return on invested capital.
Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for a project. Development projects rely on the accuracy of predicted factors including capital and operating costs, metallurgical recoveries, reserve estimates and future metal prices. Development projects also rely on diligent capital management to prevent overspending. In
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addition, there can be no assurance that gold, copper or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
At New Afton, the Company is developing the C-Zone. The Company may engage in other development and expansion activities at its operating mines from time to time. Expansion projects, including development and expansions of facilities and extensions to new ore bodies or new portions of existing ore bodies, have risks and uncertainties similar to development projects.
A project is subject to numerous risks during development including, but not limited to, the accuracy of feasibility studies, obtaining and complying with required permits, changes in environmental or other government regulations, securing all necessary surface and land tenure rights, consulting and accommodating First Nations and other Indigenous groups and financing risks. In particular, the Company is actively engaged in consultation with various First Nations and other Indigenous groups in connection with the New Afton C-Zone development. This engagement may be impacted by the British Columbia Declaration on the Rights of Indigenous Peoples Act and the federal government’s United Nations Declaration on the Rights of Indigenous Peoples Act (the “UNDRIP Act”). Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal challenges or restrictions or governmental intervention, infrastructure limitations, supply chain issues, environmental issues, unexpected ground conditions or other unforeseen development challenges, commodity prices, disputes with local communities or other events, could result in one or more of New Gold’s planned developments becoming impractical or uneconomic to complete or could otherwise impact the Company’s ability to execute its strategic plans. Any such occurrence could have an adverse impact on New Gold’s growth, financial condition and results of operations. There can be no assurance that the Company’s expansion and development projects will continue in accordance with current expectations or at all. See also “Permitting” above.

Water Management Risks
Changes in climate have resulted in more extreme precipitation levels and extreme weather events that can affect the Company’s operations. For example, in 2022 the area surrounding the Rainy River Mine experienced its heaviest rainfall in the last seventy years. In 2021, there was torrential rainfall near the New Afton Mine, which led to severe flooding and mudslides, that led to a number of the major highways, bridges, roads and similar infrastructure being flooded, taken out or otherwise becoming inaccessible. Dry conditions and elevated forest fire risk have also impacted both sites in recent years (see “Climate Change Risks” below). Water is a key resource for the Company’s operations and inadequate water management and stewardship could have a material adverse effect on the Company and its operations. While certain aspects relating to water management are within the Company’s control, extreme weather events can negatively impact the Company’s water management practices. These can consequently impact operations, disrupt production, increase costs and damage site infrastructure.

The Company’s production estimates are dependent on, among other things, water supply and water quality, and production may be adversely impacted by significant increases or decreases in precipitation. On account of changes in precipitation levels, New Gold could encounter business disruptions and operational difficulties in addressing too much water, such as what was experienced at the Rainy River Mine in 2022, or too little water resulting in an under supply of water at the Company’s operations, which
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the mills require to operate. Both of which could lead to production and other disruptions and impact the Company’s business, financial position and results of operations.

Insufficient water management could lead to damage to site infrastructure. Poor design or maintenance of the tailings dam structures or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property. In the case of New Afton, too much water in the tailings facility could contribute to surface subsidence. Mining, processing, development and exploration activities are dependent on adequate infrastructure and reliable water supply and water management. Inadequate water supply or poor water management may affect capital and operating costs.

Failure to properly manage water levels or properly treat water can lead to treated water quality that is too low to allow for discharge when needed or other challenges in the ability to hold water in the amounts required. The Company may also not be able to discharge water when needed for regulatory reasons outside of its control. The Company has instituted water management plans but there can be no guarantees that the water management plans will be sufficient or perform as intended, and there can be no assurances that the Company will be able to discharge water when needed, which could subject the Company to liability and affect the Company’s business, financial condition and results of operations.

Impact of Pandemic Disease, Including COVID-19, on Global Economic Conditions and Performance
The Company’s operations are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, such as the COVID-19 pandemic (which, for the purposes of this MD&A, includes any variants thereof where applicable). These infectious disease risks may not be adequately responded to locally, nationally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of the Company’s mining and exploration operations to operate as intended due to a shortage of skilled employees, shortages or disruptions in supply chains, inability of employees to access sufficient healthcare, significant social upheavals, government or regulatory actions or inactions, decreased demand or the inability to sell precious metals or declines in the price of precious metals, capital market volatility or other unknown but potentially significant impacts. There are also potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infectious disease outbreak. The extent to which an infectious disease outbreak will have an impact on our business, results of operations, future cash flows, earnings, liquidity and financial condition will depend on future developments that are highly uncertain and difficult to predict. The Company may not be able to accurately predict the quantum of such risks.

Both the British Columbia and Ontario provincial governments have, from time to time during the course of the COVID-19 pandemic, ordered non-essential businesses to close to help stop the spread of COVID-19. As of the date hereof, New Gold’s operations fit within the current list of essential businesses under these orders; however, there is no guarantee that New Gold’s operations will not be suspended or shut-down, in whole or in part, in the future as a result of the COVID-19 pandemic (or any other disease, epidemic or pandemic). Canadian and provincial governments, as well as other relevant jurisdictions may
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introduce new, or modify existing, laws, regulations, orders or other measures that could impact the Company's ability to operate, its ability to meet expected timelines for development and expansion projects and its anticipated production, costs and capital guidance or otherwise affect the Company's suppliers or customers. The responses of the Canadian and provincial governments, as well as governments in other relevant jurisdictions, may be insufficient to contain the impact of the COVID-19 pandemic (or any other disease, epidemic or pandemic) and this could adversely impact the Company's employees, suppliers, customers, local communities and other stakeholders, and impair the Company's ability to operate and profitability. The COVID-19 pandemic (or any other disease, epidemic or pandemic) and responses to it may also lead to an economic recession or downturn that could adversely affect the Company’s ability to raise capital, cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive, or otherwise materially adversely affect the Company’s operations or liquidity position.

Employees and contractors may still test positive for COVID-19. This may impact the health of the Company’s workforce and the health of the surrounding communities as well as lead to potential labour shortages or other shortages or disruptions in supply chains. This, in turn, may result in the limitation or suspension of the Company’s operations where such COVID-19 cases occur. If any such limitation or suspension occurs, production may be reduced. Any of these factors could result in a material adverse effect on the Company’s business, results of operations, future cash flows, earnings, liquidity and financial condition.

Financing Risks
The Company’s mining, processing, development and exploration activities may require additional external financing. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be acceptable to the Company. Furthermore, if the Company raises additional capital by offering equity securities or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. If raised through asset sales, the terms of such sales may not be favourable to the Company, and may reduce the assets and future economic performance of the Company. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development, construction or production of any or all of the Company’s mineral properties or otherwise impact the Company's strategic plans. The cost and terms of such financing may significantly reduce the expected benefits from new developments or render such developments uneconomic.
Need for Additional Mineral Reserves and Mineral Resources
Because mines have limited lives based on Proven and Probable Mineral Reserves, the Company continually seeks to replace and expand its Mineral Reserves and Mineral Resources. The Company’s ability to maintain or increase its annual production of gold, copper and silver depends in significant part on its ability to find or acquire new Mineral Reserves and Mineral Resources and bring new mines into production, and to expand Mineral Reserves and Mineral Resources at existing mines. Exploration is inherently speculative. New Gold’s exploration projects involve many risks and exploration is frequently unsuccessful. See “Exploration and Development Risks” above. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions. The mineral base of New Gold may decline if reserves are mined without adequate replacement.

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Uncertainty in the Estimation of Mineral Reserves and Mineral Resources
Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves can be mined or processed profitably. Mineral Reserve and Mineral Resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, geotechnical factors (such as pit slope angles) marketing and other risks and relevant issues. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data, the accuracy of assumptions, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.

Fluctuations in gold, copper and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of Mineral Reserve and Mineral Resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render Mineral Reserves and Mineral Resources containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s Mineral Reserves and Mineral Resources. Mineral Resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely-spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. There may also be outliers in the representative samples that may disproportionately skew the estimates. In a block cave mine, as a cave exhausts its reserves, it may experience dilution of grade. Accordingly, such Mineral Resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Should reductions in the Company's Mineral Resources or Mineral Reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in reduced net income or increased net losses and reduced cash flow. Mineral Resources and Mineral Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. In addition, the estimates of Mineral Resources, Mineral Reserves and economic projections rely in part on third-party reports and investigations. There is a degree of uncertainty attributable to the calculation and estimation of Mineral Resources and Mineral Reserves and corresponding grades being mined and, as a result, the volume and grade of Mineral Reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Mineral Reserves and Mineral Resources, could have a material adverse effect on the Company’s projects, results of operations and financial condition.
Mineral Resources are not Mineral Reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that Mineral Resources will be upgraded to Proven or Probable Mineral Reserves.
Impairment
On a quarterly basis, the Company reviews and evaluates its mining interests for indicators of impairment or impairment reversals. In the past, New Gold has recognized material impairment losses. Impairment
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assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine, development and exploration project represents a separate CGU. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount. The assessment for impairment is subjective and requires management to make significant judgments and assumptions in respect of a number of factors, including prolonged significant changes in commodity prices, per ounce in-situ multiples, significant change to LOM plans, significant changes in discount rates and if applicable, the factors which lead to a prolonged and sustained market capitalization deficiencies. It is possible that the actual fair value could be significantly different than those estimates. In addition, should management’s estimate of the future not reflect actual events, further impairment charges may materialize, and the timing and amount of such impairment charges is difficult to predict.

Title Claims and Rights of Indigenous Peoples
Certain of New Gold’s properties may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate its mining properties and its projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. In British Columbia, the provincial government enacted the Declaration on the Rights of Indigenous Peoples Act in November 2019, which may affect consultation requirements in that jurisdiction. Additionally, on July 21, 2021, the federal government’s UNDRIP Act came into force marking Canada’s first substantive step towards ensuring Canadian federal laws reflect the standards outlined in the United Nations Declaration on the Rights of Indigenous Peoples. It is yet to be determined what near-term impacts and changes, if any, will follow; however, such legislation may potentially have numerous implications for indigenous groups, government authorities and natural resource project proponents. The Company is party to, and has impact benefit agreements in place with, certain First Nations near its Rainy River Mine and New Afton Mine, each of which require the Company to comply with predetermined obligations and requirements. There is the risk that the Company may not fulfill all of its obligation under such impact benefit agreements which could cause it to lose the support of the affected First Nations group and otherwise impact its reputation, business and operations.

Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in certain jurisdictions, including in some parts of Canada and Mexico in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions. The risk of unforeseen title claims by indigenous peoples also
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could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
Environmental Risk
The Company is subject to environmental regulation in Canada and Mexico where it operates or has exploration or development activities. In addition, the Company will be subject to environmental regulation in any other jurisdictions in which it may operate or have exploration or development properties. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste or potentially hazardous substances such as fuel, lime or cyanide.

The Company expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that:
•the Company has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•the Company’s compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect the Company’s future cash flow, results of operations and financial condition.

The Company may be subject to proceedings in respect of alleged failures to comply with environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of development and construction of the Company’s projects and operations and, even if the Company is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays.

Environmental legislation is evolving in a manner, which will involve, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, or the application of such regulations, if any, will not adversely affect the Company’s operations or development properties or exploration activities. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and results of operations. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties. Changes in weather conditions can also cause environmental hazards, such as increased precipitation leading to possible tailings dam failures or other heightened risk of environmental incidents and need for water management mitigation. Increased precipitation can also affect compliance with environmental
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regulations and affect operations. In addition, measures taken to address and mitigate known environmental hazards or risks may not be fully successful, and such hazards or risks may materialize.
There may be existing environmental hazards, contamination or damage at the Company's mines or projects that the Company is unaware of. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company acquires such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred with respect to such properties. The Company may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by its activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions, and whether or not such hazard, damage, contamination or exposure was unknown or undetectable. The New Afton Mine has also been used for mining and related operations for many years before the Company acquired it and was acquired "as is" or with assumed environmental liabilities from previous owners or operators.
Any finding of liability in proceedings pursuant to environmental laws, regulations or permitting requirements could result in additional substantial costs, delays in the exploration, development and operation of the Company’s properties and other penalties and liabilities, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of activities;
•loss of rights, permits and property;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of operating sites; and
•seizure of funds or forfeiture of bonds.

The cost of addressing environmental conditions or risks, and liabilities associated with environmental damage, may be significant, and could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition. Production at New Gold’s mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances. Contamination from hazardous substances, either at the Company’s own properties or other locations for which it may be responsible, may subject the Company to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on the Company’s prospects, results of operations and financial position.
Production at the Rainy River Mine involves the use of sodium cyanide which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured, in addition to liability for any damage caused. Such liability could be material.
Tailings
Mining companies also face innate risks in their operations with respect to tailings dams and structures built for the containment of the metals and mining waste, known as tailings, which exposes the Company
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to a number of risks. Unexpected failings of tailings dams could release tailings and result in extensive environmental damage to the surrounding area. Dam failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets and the recognition of provisions for remediation, which could affect the Company’s operations and statements of financial position.

The unexpected failure of a tailing dam could subject the Company to any or all of the potential impacts discussed above in “Environmental Risks”, among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company’s control such as extreme weather, a seismic event or other incident) could cause damage to the environment and the surrounding communities, wildlife and areas. Poor design or maintenance of the tailings dam structures or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property. Failure to comply with existing or new environmental, health and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits may prevent the Company from proceeding with the development of a project or the operation or further development of a mine, or increase the costs of development or production or otherwise impact the Company’s ability to execute its strategic plans, and may materially adversely affect the Company’s business, results of operations or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated and may involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend operations. If any such risks were to occur, this could materially and adversely affect the Company’s reputation and its ability to conduct its operations, and could subject the Company to liability and result in a material adverse effect on its business, financial condition and results of operations.

Insurance and Uninsured Risks
New Gold’s business is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities or other property, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, supply chain disruptions, government service disruptions, monetary losses and possible legal liability.

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Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available on acceptable terms or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration, development and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. New Gold may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.
Reclamation Costs
The Company’s operations are subject to closure and reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation timing, concepts and plans, which could increase costs.

Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for a mine in order to fund an increase to a reclamation bond. In addition, reclamation bonds may be issued under the Company’s credit facilities. Increases in the amount of reclamation bonds will decrease the amount of the Credit Facility available for other purposes.

Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Obtaining regulatory approval of the Company's reclamation activity may also add additional time and costs to reclamation. If actual costs are significantly higher than the Company’s estimates, then its results of operations and financial position could be materially adversely affected.

Inflation Risks
As the COVID-19 economic recovery continues, inflation rates in the jurisdictions in which the Company operates have continued to increase. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy, as well as continuing global supply-chain disruptions, with global energy costs increasing significantly following the invasion of Ukraine by Russia in February 2022. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. The Company has made assumptions around the expected costs of key inputs; however, actual costs in an inflationary environment may differ materially from those assumptions. Any continued upward trajectory in the inflation rate for the Company’s inputs may have a material adverse effect on the Company’s operating and capital expenditures for the development of its projects as well as its financial condition and results of operations.

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Information Systems Security Threats
New Gold has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. New Gold’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, phishing schemes, computer viruses, vandalism, fraud and theft. While the Company has certain preventative measures in place, there can be no assurances that the Company will not be subject to wire payment fraud, misappropriation of funds, erroneous payments or other human or technological errors resulting in loss of funds that cannot fully be redeemed. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive interventions and expenditures to mitigate the risks of failures and other IT system disruptions. Any of these and other events could result in information systems failures, delays, increases in capital expenses and/or otherwise negatively impact the Company’s ability to operate. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although the Company has not experienced any material losses relating to cyber attacks or other information security breaches to date, there can be no assurance that New Gold will not incur such losses or be subject to such breaches in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Investment Risk
Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. This includes interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Other aspects of investment risk include credit risk (the risk of unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations) and liquidity risk (the risk that the Company has entered into an investment that cannot be closed out quickly). The Company has equity investments in other public mining companies not controlled by New Gold, such as Talisker Resources Ltd., Northern Superior Resources Inc., Angus Gold Inc. and Burin Gold Corp., which have early stage exploration, development and/or greenfield properties. These investments may fluctuate in value and the Company may incur losses in respect of such investments. Although the factors that affect investment risk are outside the Company’s control, the Company limits investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments and by taking security for financial obligations where appropriate.
Debt and Liquidity Risk
As at December 31, 2022, the Company had long-term debt comprised of one series of notes in an aggregate principal amount of $400 million. In addition, the Company has the Credit Facility. The
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Company’s ability to make scheduled payments of principal and interest on or to refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors many of which are not under the control of New Gold. The Company is exposed to interest rate risk on variable rate debt, if any. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments.
In the future, the Company may not continue to generate cash flow from operations sufficient to service its debt and make necessary or planned capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, borrowing additional funds, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to borrow additional funds or refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations. In addition, if New Gold is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should New Gold’s business prospects deteriorate, the ratings currently assigned to New Gold by Moody’s Investor Services and Standard & Poor’s Ratings Services could be downgraded, which could adversely affect the value of New Gold’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and New Gold’s borrowing cost would likely increase as a result.
If the Company’s cash flow and other sources of liquidity are not sufficient to continue operations and make necessary and planned capital expenditures, the Company may cancel or defer capital expenditures and/or suspend or curtail operations. Such an action may impact production at mining operations and/or the timelines and cost associated with development projects, which could have a material adverse effect on the Company’s prospects, results of operations and financial condition.
The terms of the Company’s Credit Facility and stream agreement with Royal Gold require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. In addition, the terms of the Company’s 2027 Unsecured Notes require the Company to satisfy various affirmative and negative covenants. These covenants limit, among other things, the Company’s ability to incur indebtedness, create certain liens on assets or engage in certain types of transactions. There are no assurances that in the future, the Company will not, as a result of these covenants, be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including, in the case of the Credit Facility and stream agreement with Royal Gold, or a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility and/or the 2027 Unsecured Notes and/or stream agreement and would allow the lenders or noteholders or other contractual counterparty, as the case may be, to accelerate the debt or other obligations as the case may be.
Taxation
New Gold has operations and conducts business in a number of different jurisdictions and is accordingly subject to the taxation laws of each such jurisdiction, as well as tax reviews and assessments in the ordinary course. Taxation laws are complex, subject to interpretation and subject to change. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the Company, which could adversely affect its profitability. Taxes may also adversely affect the Company’s
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ability to repatriate earnings and otherwise deploy its assets. Additionally, the Company may structure certain transactions so as to make use of beneficial taxation laws, such as through the use of flow through shares; however, there can be no assurances that such benefits will be realized by the Company.
Litigation and Dispute Resolution
From time to time, New Gold is subject to legal claims, with and without merit. These claims may commence informally and reach a commercial settlement or may progress to a more formal dispute resolution process or legal proceedings. The causes of potential future claims cannot be known and may arise from, among other things, business activities, environmental laws, land use, contractor engagements, volatility in the stock price or alleged failures to comply with disclosure obligations. In particular, the complex activities and significant expenditures associated with construction activities, such as the C-Zone development, may lead to various claims, some of which may be material. Defense and settlement costs may be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, there can be no assurance that the resolution of any particular legal proceeding or dispute will not have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.

Climate Change Risks
Changes in climate conditions could adversely affect the Company’s business and operations through the impact of (i) more extreme temperatures, energy disruptions, precipitation levels and other weather events; (ii) changes to laws and regulations, including disclosure requirements, related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extremes in temperatures, energy disruptions, precipitation levels and other weather events, and cause both direct and indirect impacts on the Company’s business and operations. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Company’s sites, which could result in damage to equipment, injury to personnel, cost increases and production disruptions. Extreme high or low temperatures could also impact the surrounding areas and communities leading to more difficult living conditions and potentially resulting in labour shortages or disruptions, particularly given that a number of Company employees who work at the sites come from such surrounding areas and communities. Energy disruptions could affect operations at the Company’s sites, including the ability to operate essential machinery, technology and other equipment, and lead to production interruptions. When considering the impact to surrounding areas, energy disruptions could cause area-wide blackouts and brownouts making it difficult for those employees working from home or otherwise working remotely to continue working. There could also be a need for IT back-up systems to be in multiple locations to create redundancy in the event of widespread power outages, which would in turn result in increased costs. Water is a key resource in the Company's operations. Changes in precipitation levels may impact the availability of water at the Company’s operations, which the mills require to operate, potentially leading to production disruptions. With the impact of climate change on water levels and precipitation, without adequate water management and stewardship, New Gold could encounter difficulties dealing with too much or too little water at its sites. Low precipitation also increases the risk of large forest fires, as occurred in proximity to the Company’s operations in British Columbia in recent years, which could cause production disruptions or damage site infrastructure. Low precipitation and the increased risk of forest fires impacts not only the Company’s
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sites, but the surrounding areas and communities as well. Both the New Afton Mine and Rainy River Mine have mutual aid agreements in place to assist surrounding communities. Increases in precipitation levels could also lead to water management challenges, including challenging our ability to hold or treat and discharge water in the amounts required. In the surrounding areas, increases in precipitation levels could lead to a number of day-to day challenges and cause transportation delays and other disruptions. Extreme weather events, such as forest fires, severe storms or floods, all of which may be more probable and more extreme due to climate change, may negatively impact operations, disrupt production, increase costs and damage site infrastructure. Such extreme weather events can also lead to community evacuations, temporary labour shortages, delays in receiving critical supplies and shipping the Company's products, some of which were experienced in late 2021 during the torrential rainfall which led to severe flooding and mudslides and caused numerous transportation and supply chain routes to be inaccessible in northern British Columbia, close to where the New Afton Mine is located. As a result, the Company may not be able to produce or deliver in line with customer demands and may see unplanned costs increases. Significant capital investment may be required to address these occurrences and to adapt to changes in average operating conditions caused by these changes to the climate. The Company may also need to allocate more time and money to health and safety training and emergency response planning to ensure employees are adequately prepared for extreme weather caused by climate change.

Climate change may lead to new laws and regulations that affect the Company’s business and operations. Many governments and other stakeholders are seeking enhanced disclosure and are moving to enact climate change legislation and treaties at the international, national, state, provincial and local levels as reflected by the Canadian Securities Administrator's ("CSA") proposed National Instrument 51-107 - Disclosure of Climate-related Matters, the Securities Exchange Commission's ("SEC") proposed set of rules regarding climate-related disclosure and the International Sustainability Standards Board's two exposure drafts on sustainability and climate-related disclosures. Where legislation already exists, regulations relating to greenhouse gas emission levels and energy efficiency are becoming more stringent. Some of the transition and compliance costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs. For example, the Company’s operations have paid Canadian Federal and Provincial carbon taxes since 2019 and will continue to do so. Additionally, the Company is heavily reliant on diesel fuel to power vehicles and equipment. If diesel prices increase due to more stringent fossil fuel regulation or taxation, the cost of doing business could increase as well. Transitioning away from diesel-powered vehicles and equipment and integrating new technology can be costly, especially for operations that are nearing the end of the mine lifecycle. Given that the Company’s operations are energy intensive and result in a carbon footprint (directly and indirectly) through the use of fossil-fuel based electricity, current and emerging regulations and policies relating to greenhouse gas emission levels, energy efficiency and reporting of climate related risks can directly impact the Company. There is significant uncertainty associated with the technology and regulatory changes necessary to transition to a decarbonized economy and the costs to comply are difficult to predict. The speed and disruptive nature of those changes, the policy and regulatory shifts to respond to those changes and the associated costs, may impact the Company’s business model, financial performance and operational results. If the Company is
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unable to effectively manage the transition, it could incur additional costs, delay the ability to meet investor, customer and regulatory requirements, and negatively impact the Company’s reputation.

Climate change may lead to changes in the price and availability of goods and services required for the Company’s operations, which require the regular supply of consumables such as diesel, electricity and sodium cyanide to operate efficiently. The Company’s operations also depend on service providers to transport these consumables and other goods to the operations and to transport doré and concentrate produced by the Company to refiners, smelters and other customers. The effects of extreme weather described above and changes in legislation and regulation on the Company’s suppliers and their industries may result in limited availability or higher prices for these goods and services, which could result in higher costs or production disruptions.

In following the TCFD’s guidance on risk management integration and disclosure, in late 2021, the Company undertook a climate risk assessment using scenario analysis. The goal of that assessment was to explore and identify physical and transitional risks associated with different climate scenarios, consider opportunities to reduce risk through climate mitigation and adaptation and identify areas for additional investigation and analysis. While significant effort was made, there is the possibility that not all physical and transitional risks that could directly and indirectly impact the Company were identified. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Title Risks
The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and the Company may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights. As a result of these issues, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its properties, or the economics of its mineral properties may be impacted. An impairment to, or defect in, the Company’s title to its properties or a dispute regarding property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

Hedging Risks
From time to time, the Company uses or may use certain derivative products to hedge or manage the risks associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii)
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unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by New Gold designed to reduce the risk associated with changes in gold prices, copper prices, silver prices, interest rates, foreign currency exchange rates or energy prices will be successful. Although hedging may protect New Gold from an adverse price change, certain hedging strategies may also prevent New Gold from benefiting fully from a positive price change.
Reliance on Third-Party Contractors
It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on the Company’s business and operations. The Company is also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) the Company having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with the Company or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) inadequate contractor cybersecurity program or customer data management and privacy, exposing the Company to external attacks or leaking of the Company’s confidential information, any of which could have a material adverse effect on the Company’s business, financial condition or results of operations.

Acquisition and Integration Risks
As part of its business strategy, New Gold has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, New Gold may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into New Gold. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, if at all, or that any acquisition or business arrangement completed will ultimately benefit its business. Such acquisitions may be significant in size, may change the scale of the Company’s business and may expose the Company to new geographic, political, operating, financial or geological risks. Further, any acquisition the Company makes will require a significant amount of time and attention of New Gold management, as well as resources that otherwise could be spent on the operation and development of the Company’s existing business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company’s ongoing business; the
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inability of management to realize anticipated synergies and maximize the Company’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that New Gold will be able to integrate the acquired businesses or assets successfully or that it will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2022.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of the unaudited condensed consolidated financial statements.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2022. Based on that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

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Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2022.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2022.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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MINERAL RESERVES AND MINERAL RESOURCES
New Gold’s Mineral Reserve estimates as at December 31, 2022, is presented in the following table.
Mineral Reserves

	Metal grade				Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing reserves
Open Pit
Proven	6,579	1.25	2.1	-	264	444	-
Probable	18,066	1.22	2.1	-	707	1,192	-
Open Pit P&P (direct proc.)	24,645	1.23	2.1	-	972	1,636	-
Stockpile DPO
Proven	1,221	0.71	2.5	-	28	100	-
Probable	-	-	-	-	-	-	-
Total Stockpile	1,221	0.71	2.5	-	28	100	-
Low grade reserves
Open Pit
Proven	1,973	0.36	1.8	-	23	113	-
Probable	7,550	0.36	1.9	-	86	462	-
Open Pit P&P (low grade)	9,523	0.36	1.9	-	109	575	-
Stockpile
Proven	12,475	0.39	2.2	-	157	899	-
Probable	-	-	-	-	-	-	-
Open Pit P&P (stockpile)	12,475	0.39	2.2	-	157	899	-
Open Pit P&P (Direct proc. & Low grade)	47,863	0.82	2.1	-	1,265	3,210	-
Underground
Proven	-	-	-	-	-	-	-
Probable	12,499	3.06	7.4	-	1,228	2,966	-
Underground P&P (direct proc.)	12,499	3.06	7.4	-	1,228	2,966	-
Combined Direct proc. & Low grade
Proven	22,247	0.66	2.2	-	472	1,556	-
Probable	38,115	1.65	3.8	-	2,022	4,620	-
Total Rainy River P&P	60,362	1.28	3.2	-	2,493	6,176	-
NEW AFTON
B3 Zone
Proven	-	-	-	-	-	-	-
Probable	7,236	0.65	1.4	0.76	151	333	121
C-Zone
Proven	-	-	-	-	-	-	-
Probable	29,756	0.68	1.7	0.74	653	1,666	486
Total New Afton P&P	36,992	0.68	1.7	0.74	804	1,999	607
TOTAL PROVEN & PROBABLE RESERVES					3,297	8,176	607
Notes to the Mineral Reserve and Mineral Resource estimates are provided below.

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Mineral Resource estimates as at December 31, 2022, are presented in the following tables:
Measured and Indicated Mineral Resources (Exclusive of Mineral Reserves)

	Metal grade				Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing resources
Open Pit
Measured	344	1.85	2.1	-	20	23	-
Indicated	1,699	1.82	2.0	-	99	111	-
Open Pit M&I (direct proc.)	2,043	1.82	2.0	-	120	134	-
Underground
Measured	-	-	-	-	-	-	-
Indicated	14,213	3.01	7.6	-	1,374	3,466	-
Underground M&I (direct proc.)	14,213	3.01	7.6	-	1,374	3,466	-
Low grade resources
Open Pit
Measured	105	0.35	1.1	-	1	4	-
Indicated	570	0.35	1.3	-	6	23	-
Open Pit M&I (low grade)	675	0.35	1.3	-	8	27	-
Combined M&I
Measured	449	1.50	1.9	-	22	27	-
Indicated	16,482	2.79	6.8	-	1,479	3,600	-
Total Rainy River M&I	16,931	2.76	6.7	-	1,501	3,627	-
NEW AFTON
A&B Zones
Measured	23,173	0.50	1.7	0.66	374	1,290	339
Indicated	11,869	0.40	2.1	0.64	151	794	168
A&B Zone M&I	35,042	0.47	1.8	0.66	525	2,084	507
C-Zone
Measured	3,791	0.92	2.3	1.16	112	281	97
Indicated	1,705	1.68	4.2	2.11	92	232	79
C-Zone M&I	5,496	1.16	2.9	1.45	204	513	176
HW Lens
Measured	-	-	-	-	-	-	-
Indicated	11,563	0.50	2.0	0.43	187	740	111
HW Lens M&I	11,563	0.50	2.0	0.43	187	740	111
D Zone
Measured	1,468	0.80	1.9	0.82	38	91	26
Indicated	5,886	0.70	1.9	0.79	132	363	102
D Zone M&I	7,353	0.72	1.9	0.79	169	454	129
Eastern Extension
Measured	3,214	0.81	4.9	1.07	84	509	75
Indicated	3,860	0.42	1.5	0.44	52	186	37
Eastern Extension M&I	7,074	0.60	3.1	0.72	136	696	113
Combined M&I
Measured	31,645	0.60	2.1	0.77	608	2,173	538
Indicated	34,883	0.55	2.1	0.65	614	2,322	497
Total New Afton M&I	66,528	0.57	2.1	0.71	1,222	4,495	1,035
TOTAL M&I RESOURCES					2,722	8,122	1,035
Notes to the Mineral Reserve and Mineral Resource estimates are provided below
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Inferred Mineral Resources

		Metal grade			Contained metal
	Tonnes 000s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER
Direct processing
Open Pit	175	1.16	3.3	-	7	19	-
Underground	1,584	3.29	2.6	-	168	133	-
Total Direct Processing	1,759	3.08	2.7	-	174	152	-
Low grade resources
Open Pit	160	0.35	1.7	-	2	9	-
Rainy River Inferred	1,919	2.85	2.6	-	176	161	-
NEW AFTON
A&B Zones	6,184	0.39	1.4	0.34	78	270	47
C-Zone	1,783	0.50	0.8	0.19	29	44	8
HW Lens	232	0.42	1.5	0.69	3	11	4
D Zone	4,696	0.32	1.3	0.51	48	196	53
Eastern Extension	3,158	0.40	1.0	0.35	41	100	24
New Afton Inferred	16,053	0.38	1.2	0.38	198	621	135
TOTAL INFERRED					375	782	135
Notes to the mineral reserve and mineral resource estimates are provided below.

Notes to Mineral Reserve and Resource Estimates
1.New Gold’s Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.
2.All Mineral Reserve and Mineral Resource estimates for New Gold’s properties and projects are effective December 31, 2022.
3.New Gold’s year-end 2022 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,400	$19.00	$3.25	$1.25
Mineral Resources	$1,500	$21.00	$3.50	$1.25

4.Lower cut-offs for the Company’s Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.46 – 0.49 g/t AuEq	0.44 – 0.45 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	Intrepid Zone: 1.93 g/t AuEq ODM Main Zones: 2.25 g/t AuEq	1.70 g/t AuEq
	U/G with LGO Stockpile processing:	ODM Main Zones: 1.74 g/t AuEq	1.70 g/t AuEq
New Afton	A&B Zones:	USD$ 10.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	USD$ 24.00/t
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5.New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves. Numbers may not add due to rounding.
6.Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators ‘open pit’ and ‘underground’ may be used to indicate the envisioned mining method for different portions of a resource. Similarly, the designators ‘direct processing’ and ‘lower grade material’ may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold’s material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.
7.Rainy River Mine: In addition to the criteria described above, mineral reserves and mineral resources for the Rainy River project are reported according to the following criteria: Underground mineral reserves are reported peripheral to and/or below the open pit mineral reserve pit shell, which has been designed and optimized based on a $1,400/oz gold price. Open pit and underground mineral resources are reported based on a $1,500/oz gold price. Open pit mineral resources are reported from within an open pit resource shell that extends to a depth of approximately 340 meters from surface. Open pit mineral resources exclude material reported as underground mineral reserves. New Afton Mine: C Zone resources reported at YE2020 have been further subdivided under C Zone, D-Zone and Eastern Extension based upon geological model refinement and location within the New Afton deposit.
8.The preparation of New Gold's consolidated statement and estimation of mineral reserves as it relates to the New Afton and Rainy River Mine has been completed under the oversight and review of Mr. John Ritter, General Manager for the New Afton Mine and Mr. Gord Simms, General Manager for the Rainy River Mine, respectively. Both Mr. John Ritter and Mr. Gord Simms are Professional Engineers and members of the Engineers and Geoscientist of British Columbia. Preparation of New Gold’s consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Michele Della Libera, Director, Exploration for the Company. Mr. Della Libera is a Professional Geoscientist and member of the Association of Professional Geoscientist of Ontario and of the Engineers and Geoscientist of British Columbia. Mr. Ritter, Mr. Simms and Mr. Della Libera are "Qualified Persons" as defined by NI 43-101.

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ENDNOTES

1.Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q4 2022 includes production of 110,133 ounces of silver (104,968 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q4 2022 includes 6.9 million pounds of copper produced (6.8 million pounds sold) and 18,012 ounces of silver produced (17,023 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, $4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.
2."Total cash costs", "all-in sustaining costs" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 29.
3.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
4.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A starting on page 18.
5.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the consolidated statement of cash flows.
6.Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
7.Sustaining capital expenditures are net of proceeds from disposal of assets.
8.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current and prior period relate to underground development.
9.Please refer to Note 4 of the Company’s consolidated financial statements for a detailed breakdown of other gains and losses.
10. These are supplementary financial measures which are calculated as follows: "revenue per ounce/pound" is total revenue divided by total gold ounces sold and copper pounds sold, "Operating expenses per gold eq. ounce" is total operating expenses divided by total gold equivalent ounces sold
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and "depreciation and depletion per gold eq. ounce" is total depreciation and depletion divided by total gold equivalent ounces sold.
11. New Afton 2023 operational estimates are exclusive of any material from the ore purchase agreement.
CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2023" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis for 2023, and the factors and timing contributing to those expectations; planned activities and timing for 2023 and future years at the Rainy River Mine and New Afton Mine, including planned development and exploration activities and related expenses; the current and future financial performance of the Company as it relates to the prevailing price of gold; the intended mining approach for the open pit and underground operations at Rainy River and the anticipated benefits thereof; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; planned mining from primarily the main ODM zone continuing over 2023 at Rainy River; anticipated follow-up exploration drilling and new drill target definition at Rainy River; anticipated factors impacting the Company’s liquidity and the continued review thereof; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; planned continued advancement of C-Zone development at New Afton and the significant capital expenditures expected to result therefrom; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives; the
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anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectations that foreign exchange forward contracts will continue into 2023; expectations regarding the management and mitigation of risk factors and the possible impacts on the Company; and the Company’s continued focus on the health, safety and well-being of its people.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2023 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized; and (10) there being no material disruption to the Company's supply chains and workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or otherwise that would interfere with the Company's anticipated course of action at its operations.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to
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construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or otherwise; the responses of the relevant governments to any disease, epidemic or pandemic outbreak, including COVID-19 not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak, including the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; tailings dam and structure failures; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained
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in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.
Technical Information
The scientific and technical information relating to the Mineral Resources contained herein has been reviewed and approved by Michele Della Libera, Director, Exploration for the Company. The scientific and technical information relating to the Mineral Reserves of the New Afton Mine and all other scientific and technical information in this MD&A about the New Afton Mine contained herein has been reviewed and approved by John Ritter, General Manager of the New Afton Mine. The scientific and technical information relating to the Mineral Reserves of the Rainy River Mine and all other scientific and technical information in this MD&A about the Rainy River Mine contained herein has been reviewed and approved by Gord Simms, General Manager of the Rainy River Mine. Mr. Della Libera is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Engineers and Geoscientists British Columbia. Mr. Ritter is a Professional Engineer and member of the Engineers and Geoscientists British Columbia. Mr. Simms is a Professional Engineer and member of the Engineers and Geoscientists British Columbia. Mr. Della Libera, Mr. Ritter and Mr. Simms are all "Qualified Persons" for the purposes of NI 43-101. To the Company’s knowledge, each of the aforementioned persons holds less than 1% of the outstanding securities of the Company.

The estimates of Mineral Reserves and Mineral Resources discussed in this MD&A may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. New Gold’s current NI 43- 101 Technical Reports, which are available on SEDAR at www.sedar.com, contain further information regarding Mineral Reserve and Mineral Resource estimates, classification, reporting parameters, key assumptions and risks for each of New Gold's material mineral properties.

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